UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C/A

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐   Form C: Offering Statement
☐   From C-U: Progress Update
☑   Form C/A: Amendment to Offering Statement
     ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐   Form C-AR: Annual Report
☐   Form C-AR/A: Amendment to Annual Report
☐   Form C-TR: Termination of Reporting

Name of issuer
Oomi Inc.

Legal status of issuer

     Form
     Corporation

     Jurisdiction of Incorporation/Organization
     Delaware

     Date of organization
     September 2, 2016

Physical address of issuer
838 Commonwealth Ave, Venice, CA 90291

Website of issuer
www.getunomi.com

Address of counsel to the issuer for copies of notices
BEVILACQUA PLLC
1050 Connecticut Avenue, NW
Suite 500
Washington, DC 20036
Attention: Louis A. Bevilacqua, Esq.
Email: lou@bevilacquapllc.com

Name of intermediary through which the Offering will be conducted
MicroVenture Marketplace, Inc.

CIK number of intermediary
0001478147

SEC file number of intermediary
008-68458

CRD number, if applicable, of intermediary
152513

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering
The issuer will not owe a cash commission, or any other direct or indirect interest in the issuer, to the intermediary at the conclusion of the Offering.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
The issuer will not owe a cash commission, or any other direct or indirect interest in the issuer, to the intermediary at the conclusion of the Offering.

Name of qualified third party "Escrow Agent" which the Offering will utilize
Evolve Bank and Trust

Type of security offered
Crowd Note

Target number of Securities to be offered
25,000

Price (or method for determining price)
$1.00

Target offering amount
$25,000.00

Oversubscriptions accepted:

☑ Yes

☐ No

Oversubscriptions will be allocated:

☐ Pro-rata basis

☐ First-come, first-served basis

☑ Other: At the Company's discretion

Maximum offering amount (if different from target offering amount)
$107,000.00

Deadline to reach the target offering amount
January 13, 2020

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
2

	Most recent fiscal year-end	**Prior fiscal year-end**
Total Assets	$25,607.00	$12,799.00
Cash & Cash Equivalents	$5,678.00	$2,169.00
Accounts Receivable	$0.00	$0.00
Short-term Debt	$0.00	$0.00
Long-term Debt	$122,323.00	$72,580.00
Revenues/Sales	$0.00	$0.00
Cost of Goods Sold	$0.00	$0.00
Taxes Paid	$0.00	$0.00
Net Income	-$96,716.00	-$59,781.00

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

December 23, 2019

FORM C/A

Up to $107,000.00

Oomi Inc.



Explanatory Note

Oomi, Inc. (the "Company") is filing this Amendment to its Form C, which was first filed with the Securities and Exchange Commission on November 8, 2019. This Amendment is filed to add a webinar transcript attached hereto as (Exhibit H).

Crowd Notes

This Form C/A (including the cover page and all exhibits attached hereto, the "Form C/A") is being furnished by Oomi Inc., a Delaware Corporation (the "Company," as well as references to "we," "us," or "our"), to prospective investors for the sole purpose of providing certain information about a potential investment in Crowd Notes of the Company (the "Securities"). Investors in Securities are sometimes referred to herein as "Purchasers." The Company intends to raise at least $25,000.00 and up to $107,000.00 from Investors in the offering of Securities described in this Form C/A (this "Offering"). The minimum amount of Securities that can be purchased is $100.00 per Investor (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled " *The Offering and the Securities--The Securities*". In order to purchase Securities, a prospective investor must complete the subscription process through the Intermediary's platform, which may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason.

The Offering is being made through MicroVenture Marketplace, Inc. (the "Intermediary"). The Intermediary will not receive a commission, and the issuer will not owe a commission to the Intermediary at the conclusion of the Offering related to the purchase and sale of the Securities.

	Price to Investors	Service Fees and Commissions [1][2]	Net Proceeds
Minimum Individual Purchase Amount	$100.00	$0.00	$100.00
Aggregate Minimum Offering Amount	$25,000.00	$0.00	$25,000.00
Aggregate Maximum Offering Amount	$107,000.00	$0.00	$107,000.00

(1) This excludes fees to Company's advisors, such as attorneys and accountants.
(2) The issuer will not owe a commission, whether cash or otherwise, to the Intermediary in connection with the Offering.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or other materials. These Securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these Securities are exempt from registration. The Company filing this Form C/A for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website at https://getunomi.com no later than 120 days after the end of the company's fiscal year. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in this Offering by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C/A is December 23, 2019.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));
3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
5) Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C/A; and
6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY-TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C/A ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C/A DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C/A, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C/A AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY ISSUING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

SPECIAL NOTICE TO CANADIAN INVESTORS

IF THE INVESTOR LIVES WITHIN CANADA, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF A CANADA, SPECIFICALLY WITH REGARD TO THE TRANSFER AND RESALE OF ANY SECURITIES ACQUIRED IN THIS OFFERING.

NOTICE REGARDING ESCROW AGENT

EVOLVE BANK AND TRUST CO., THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Forward Looking Statement Disclosure

This Form C/A and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C/A are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C/A and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C/A, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C/A or any documents incorporated by reference herein or therein speaks only as of the date of this Form C/A. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at https://getunomi.com. The Company must continue to comply with the ongoing reporting requirements until:

1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
5) the Company liquidates or dissolves its business in accordance with state law.

About this Form C/A

You should rely only on the information contained in this Form C/A. We have not authorized anyone to provide you with information different from that contained in this Form C/A. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C/A is accurate only as of the date of this Form C/A, regardless of the time of delivery of this Form C/A or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Investor prior to the consummation of the sale of the Securities.

This Form C/A does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C/A. The Company does not expect to update or otherwise revise this Form C/A or other materials supplied herewith. The delivery of this Form C/A at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C/A. This Form C/A is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C/A and the Exhibits hereto. Each prospective Investor is urged to read this Form C/A and the Exhibits hereto in their entirety.

Oomi Inc. (the "Company") is a Delaware corporation, formed on September 2, 2016. The Company is currently also conducting business under the name of UNOMi.

The Company is located at 838 Commonwealth Ave, Venice, California 90291.

The Company's website is www.getunomi.com.

The information available on or through our website is not a part of this Form C/A. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C/A.

The Business

UNOMi is a software service for animators, video game developers, and other content creators that is designed to facilitate easier and faster production of animated content. The Company sells its suite of software products and features as a subscription, with customers able to purchase the product on a monthly or annual basis.

Exhibit B to this Form C/A contains a detailed description of the Company's business and the industry within which it operates. Such description is incorporated herein by reference. Purchasers are encouraged to carefully review **Exhibit B** to this Form C/A.

The Offering

Minimum amount of Crowd Notes being offered	$25,000 Principal Amount
Total Crowd Notes outstanding after Offering (if minimum amount reached)	$25,000 Principal Amount
Maximum amount of Crowd Notes	$107,000 Principal Amount
Total Crowd Notes outstanding after Offering (if maximum amount reached)	$107,000 Principal Amount
Purchase price per Security	$1.00
Minimum investment amount per investor	$100.00
Offering deadline	January 13, 2020
Use of proceeds	See the description of the use of proceeds on page 23 hereof.
Voting Rights	See the description of the voting rights on page 34 hereof.

The price of the Securities has been determined by the Company and does not necessarily bear any relationship to the assets, book value, or potential earnings of the Company or any other recognized criteria or value.

RISK FACTORS

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.
We were organized in 2016 and began developing our product in 2017. Accordingly, we have a limited history upon which an evaluation of our prospects and future performance can be made. Our proposed operations are subject to all business risks associated with new enterprises. The likelihood of our creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business, operation in a competitive industry, and the continued development of advertising, promotions, and a corresponding client base. In order to succeed, the Company will need to attract additional capital and additional personnel, and there can be no assurances that the Company will be able to attract the needed capital and personnel.

There can be no assurance that the company will achieve profitability.
There can be no assurance that the Company will achieve profitability. The Company may depend upon funds raised from the sale of its stock and additional financings to finance its operations. The Company believes these amounts will be sufficient to finance its operations. However, no assurance can be given as to (i) the sufficiency of the funds raised from the Offering, (ii) the ability of the Company to raise or borrow additional funds, (iii) if the funds are available, that the terms will be acceptable by the Company, or (iv) the ability of the Company to attain its financial objectives.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.
In particular, the Company is dependent on its CEO, Obi Onyejekwe, and Arama Brown, the Lead Software Engineer of the Company. The Company has or intends to enter into an employment agreement with Arama Brown although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of either Obi Onyejekwe or Arama Brown or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

The Company has indicated that it has engaged in certain transactions with related persons.
Please see the section of this Memorandum entitled "Transactions with Related Persons and Conflicts of Interest" for further details.

We rely on various intellectual property rights, including patents and trademarks in order to operate our business.

Such intellectual property rights, however, may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights.

As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The amount of capital the Company is attempting to raise in this Offering is not enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company will need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we will not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of his or her investment.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.

The Company is dependent on Obi Onyejekwe and Arama Brown in order to conduct its operations and execute its business plan; however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if Obi Onyejekwe or Arama Brown dies or becomes disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations.

The development and commercialization of our products is highly competitive.
We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and thus may be better equipped than us to develop and commercialize products. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

We have not prepared any audited financial statements.
Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in both the U.S. [and various foreign jurisdictions].
Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.
We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

We rely heavily on our technology and intellectual property, but we may be unable to adequately or cost-effectively protect or enforce our intellectual property rights, thereby weakening our competitive position and increasing operating costs.

To protect our rights in our services and technology, we rely on a combination of copyright and trademark laws, patents, trade secrets, confidentiality agreements with employees and third parties, and protective contractual provisions. We also rely on laws pertaining to trademarks and domain names to protect the value of our corporate brands and reputation. Despite our efforts to protect our proprietary rights, unauthorized parties may copy aspects of our services or technology, obtain and use information, marks, or technology that we regard as proprietary, or otherwise violate or infringe our intellectual property rights. In addition, it is possible that others could independently develop substantially equivalent intellectual property. If we do not effectively protect our intellectual property, or if others independently develop substantially equivalent intellectual property, our competitive position could be weakened.

Effectively policing the unauthorized use of our services and technology is time-consuming and costly, and the steps taken by us may not prevent misappropriation of our technology or other proprietary assets. The efforts we have taken to protect our proprietary rights may not be sufficient or effective, and unauthorized parties may copy aspects of our services, use similar marks or domain names, or obtain and use information, marks, or technology that we regard as proprietary. We may have to litigate to enforce our intellectual property rights, to protect our trade secrets, or to determine the validity and scope of others' proprietary rights, which are sometimes not clear or may change. Litigation can be time consuming and expensive, and the outcome can be difficult to predict.

We rely on agreements with third parties to provide certain services, goods, technology, and intellectual property rights necessary to enable us to implement some of our applications.

Our ability to implement and provide our applications and services to our clients depends, in part, on services, goods, technology, and intellectual property rights owned or controlled by third parties. These third parties may become unable to or refuse to continue to provide these services, goods, technology, or intellectual property rights on commercially reasonable terms consistent with our business practices, or otherwise discontinue a service important for us to continue to operate our applications. If we fail to replace these services, goods, technologies, or intellectual property rights in a timely manner or on commercially reasonable terms, our operating results and financial condition could be harmed. In addition, we exercise limited control over our third-party vendors, which increases our vulnerability to problems with technology and services those vendors provide. If the services, technology, or intellectual property of third parties were to fail to perform as expected, it could subject us to potential liability, adversely affect our renewal rates, and have an adverse effect on our financial condition and results of operations.

Our ability to sell our services is dependent on the quality of our technical support services, and our failure to offer high quality technical support services could have an adverse effect on our sales and results of operations.

Once our services are deployed within our end-customers' operations, end-customers depend on our technical support services to resolve any issues relating to these products. If we do not effectively assist our customers in deploying these services, succeed in helping our customers quickly resolve post-deployment issues, and provide effective ongoing support, our ability to sell additional services to existing customers could be adversely affected and our reputation with potential customers could be damaged. As a result, our failure to maintain high quality support services would have an adverse effect on our business and results of operations.

If we fail to maintain or expand our relationships with our suppliers, we may not have adequate access to new or key technology necessary for our products, which may impair our ability to deliver leading-edge products.

In addition to the technologies we develop, our suppliers develop product innovations at our direction that are requested by our customers. Further, we rely heavily on our component suppliers, such as Apple, to provide us with leading-edge components that conform to required specifications or contractual arrangements on time and in accordance with a product roadmap. If we are not able to maintain or expand our relationships with our suppliers or continue to leverage their research and development capabilities to develop new technologies desired by our customers, our ability to deliver leading-edge products in a timely manner may be impaired and we could be required to incur additional research and development expenses. Also, disruption in our supply chain or the need to find alternative suppliers could impact the costs and/or timing associated with procuring necessary products, components and services. Similarly, suppliers have operating risks that could impact our business. These risks could create product time delays, inventory and invoicing problems, staging delays, and other operational difficulties.

Our failure to deliver high quality server solutions could damage our reputation and diminish demand for our products, and subject us to liability.

Our customers require our products to perform at a high level, contain valuable features and be extremely reliable. The design of our server solutions is sophisticated and complex, and the process for manufacturing, assembling and testing our server solutions is challenging. Occasionally, our design or manufacturing processes may fail to deliver products of the quality that our customers require. For example, a vendor may provide us with a defective component that failed under certain heavy use applications. As a result, our product would need to be repaired. The vendor may agree to pay for the costs of the repairs, but we may incur costs in connection with the recall and diverted resources from other projects. New flaws or limitations in our products may be detected in the future. Part of our strategy is to bring new products to market quickly, and first-generation products may have a higher likelihood of containing undetected flaws. If our customers discover defects or other performance problems with our products, our customers' businesses, and our reputation, may be damaged. Customers may elect to delay or withhold payment for defective or underperforming products, request remedial action, terminate contracts for untimely delivery, or elect not to order additional products. If we do not properly address customer concerns about our products, our reputation and relationships with our customers may be harmed. In addition, we may be subject to product liability claims for a defective product. Any of the foregoing could have an adverse effect on our business and results of operations.

The products we sell are advanced, and we need to rapidly and successfully develop and introduce new products in a competitive, demanding and rapidly changing environment.

To succeed in our intensely competitive industry, we must continually improve, refresh and expand our product and service offerings to include newer features, functionality or solutions, and keep pace with price-to-performance gains in the industry. Shortened product life cycles due to customer demands and competitive pressures impact the pace at which we must introduce and implement new technology. This requires a high level of innovation by both our software developers and the suppliers of the third-party software components included in our systems. In addition, bringing new solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate customer needs and technology trends. We must continue to respond to market demands, develop leading technologies and maintain leadership in analytic data solutions performance and scalability, or our business operations may be adversely affected.

We must also anticipate and respond to customer demands regarding the compatibility of our current and prior offerings. These demands could hinder the pace of introducing and implementing new technology. Our future results may be affected if our products cannot effectively interface and perform well with software products of other companies and with our customers' existing IT infrastructures, or if we are unsuccessful in our efforts to enter into agreements allowing integration of third-party technology with our database and software platforms. Our efforts to develop the interoperability of our products may require significant investments of capital and employee resources. In addition, many of our principal products are used with products offered by third parties and, in the future, some vendors of non-Company products may become less willing to provide us with access to their products, technical information and marketing and sales support. As a result of these and other factors, our ability to introduce new or improved solutions could be adversely impacted and our business would be negatively affected.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.

Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

Like others in our industry, we continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

If we do not respond to technological changes or upgrade our websites and technology systems, our growth prospects and results of operations could be adversely affected.

To remain competitive, we must continue to enhance and improve the functionality and features of our websites and technology infrastructure. As a result, we will need to continue to improve and expand our hosting and network infrastructure and related software capabilities. These improvements may require greater levels of spending than we have experienced in the past. Without such improvements, our operations might suffer from unanticipated system disruptions, slow application performance or unreliable service levels, any of which could negatively affect our reputation and ability to attract and retain customers and contributors. Furthermore, in order to continue to attract and retain new customers, we are likely to incur expenses in connection with continuously updating and improving our user interface and experience. We may face significant delays in introducing new services, products and enhancements. If competitors introduce new products and services using new technologies or if new industry standards and practices emerge, our existing websites and our proprietary technology and systems may become obsolete or less competitive, and our business may be harmed. In addition, the expansion and improvement of our systems and infrastructure may require us to commit substantial financial, operational and technical resources, with no assurance that our business will improve.

An intentional or unintentional disruption, failure, misappropriation or corruption of our network and information systems could severely affect our business.

Such an event might be caused by computer hacking, computer viruses, worms and other destructive or disruptive software, "cyber attacks" and other malicious activity, as well as natural disasters, power outages, terrorist attacks and similar events. Such events could have an adverse impact on us and our customers, including degradation of service, service disruption. In addition, our future results could be adversely affected due to the theft, destruction, loss, misappropriation or release of confidential customer data or intellectual property. Operational or business delays may result from the disruption of network or information systems and the subsequent remediation activities. Moreover, these events may create negative publicity resulting in reputation or brand damage with customers.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

Like others in our industry, we continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Failure to obtain new clients or renew client contracts on favorable terms could adversely affect results of operations.
We may face pricing pressure in obtaining and retaining our clients. Our clients may be able to seek price reductions from us when they renew a contract, when a contract is extended, or when the client's business has significant volume changes. They may also reduce services if they decide to move services in-house. On some occasions, this pricing pressure results in lower revenue from a client than we had anticipated based on our previous agreement with that client. This reduction in revenue could result in an adverse effect on our business and results of operations.

Further, failure to renew client contracts on favorable terms could have an adverse effect on our business. Our contracts with clients generally run for several years and include liquidated damage provisions that provide for early termination fees. Terms are generally renegotiated prior to the end of a contract's term. If we are not successful in achieving a high rate of contract renewals on favorable terms, our business and results of operations could be adversely affected.

Risks Related to the Securities

Affiliates of the Company, including officers, directors and existing shareholders of the Company, may invest in this Offering and their funds will be counted toward the Company achieving the Minimum Amount.
There is no restriction on affiliates of the Company, including its officers, directors and existing shareholders, investing in the Offering. As a result, it is possible that if the Company has raised some funds, but not reached the Minimum Amount, affiliates can contribute the balance so that there will be a closing. The Minimum Amount is typically intended to be a protection for investors and gives investors confidence that other investors, along with them, are sufficiently interested in the Offering and the Company and its prospects to make an investment of at least the Minimum Amount. By permitting affiliates to invest in the offering and make up any shortfall between what non-affiliate investors have invested and the Minimum Amount, this protection is largely eliminated. Investors should be aware that no funds other than their own and those of affiliates investing along with them may be invested in this Offering.

The Crowd Notes will not be freely tradable until one year from the initial purchase date. Although the Crowd Notes may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney.
You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Crowd Notes. Because the Crowd Notes have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Crowd Notes have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Crowd Notes may also adversely affect the price that you might be able to obtain for the Crowd Notes in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.
No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

No Guarantee of Return on Investment
There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C/A and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

A majority of the Company is owned by a small number of owners.
Prior to the Offering the Company's current owners of 20% or more beneficially own up to 94.2% of the Company. Subject to any fiduciary duties owed to our other owners or investors under Delaware law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

The Company has the right to extend the Offering deadline.
The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

You will not have a vote or influence on the management of the Company.
All decisions with respect to the management of the Company will be made exclusively by the officers, directors, managers or employees of the Company. You, as a Purchaser of Crowd Notes, will have no ability to vote on issues of Company management and will not have the right or power to take part in the management of the company and will not be represented on the board of directors or managers of the Company. Accordingly, no person should purchase a Security unless he or she is willing to entrust all aspects of management to the Company.

The Company may never elect to convert the Securities or undergo a liquidity event.
The Company may never receive a future equity financing or, with respect to those major investors, elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

There is no present market for the Securities, and we have arbitrarily set the price.
We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

Upon conversion of the Crowd Notes, Purchasers who are not "Major Investors" will grant a proxy to vote their underlying securities to the intermediary or its affiliate, and, thus, will not have the right to vote on any matters coming before the shareholders of the Company for a vote. By granting this proxy you are giving up your right to vote on important matters, including significant corporate actions like mergers, amendments to our certificate of incorporation, a liquidation of our company and the election of our directors.
Upon conversion of the Crowd Notes and by virtue of a provision contained in the Crowd Notes, if you are not a Major Investor, that is, an investor who has purchased at least $25,000 in principal amount of the Crowd Notes, you will grant a proxy to the intermediary or its affiliate to vote the underlying securities that you will acquire upon conversion on all matters coming before the shareholders for a vote. The intermediary does not have any fiduciary duty to you to vote in a manner that is in your best interests. Accordingly, the intermediary may vote its proxy in a manner that may not be in the best interests of you as a security holder. For example, the intermediary may vote the proxy in favor of an amendment to our charter that adversely affects the rights of the holders of your class of securities in order to allow for a new investment to occur where the new investor requires senior rights.

Purchasers will be unable to declare the Security in "default" and demand repayment.
Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which the Purchasers will be able to demand repayment of their investment. With respect to Purchasers who invest less than $25,000 in the Securities, the Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and such Purchasers have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may Such Purchasers demand payment and even then, such payments will be limited to the amount of cash available to the Company.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C/A AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

BUSINESS

Description of the Business

UNOMi is a software service for animators, content creators, and video game developers. We have a suite of software products that we sell as a subscription. Our software is designed to enable users to produce animated content more efficiently.

Business Plan

UNOMi is a software product for animators, content creators, and video game developers. UNOMi leverages advanced, patent-pending voice recognition and motion capture technology to automate many aspects of animation production. Our voice recognition software understands human speech in multiple languages. This allows animators to easily create the speech of multiple two-dimensional and three-dimensional animated characters. UNOMi's motion capture software is engineered to give content creators the ability to easily track human movement within their home or studio, eliminating the need to rent expensive motion capture studio space and equipment. By leveraging our technology, large-scale animation studios may be able to reduce production costs and times, allowing them to create more content in a shorter amount of time. UNOMi plans to use the proceeds of this Offering to expand on its suite of products and create features that enable customers to easily create content.

History of the Business

The Company's Products and/or Services

Product / Service	Description	Current Market
Software	UNOMi's 2D and 3D lip-syncing tool allows users to automatically sync mouth poses for 2D and 3D characters.	Animation Studios and independent content creators.

We intend to use the proceeds of this raise to develop additional tools for our product. One such anticipated development would allow users to track human movement from a pre-recorded video. Another feature will allow users to build 3D avatars of themselves. Our product is available for purchase on our website, where users can purchase a monthly or annual subscription.

Competition

The Company's primary competitors are Adobe, RADiCAL, Reallusion, and Unity.

We operate in a highly competitive and rapidly changing marketplace with a variety of organizations that offer services competitive with those we offer. The markets for the Company's products and services are highly competitive, and the Company is confronted by aggressive competition in all areas of its business. These markets are characterized by frequent product introductions and rapid technological advances that have substantially increased the capabilities and use of mobile communication and media devices, personal computers, and other digital electronic devices. The Company's competitors may aggressively cut prices or lower their product margins to gain or maintain market share. Principal competitive factors important to the Company include price, product features, relative price/performance, product quality and reliability, design innovation, a strong third-party software and accessories ecosystem, marketing and distribution capability, service and support, and corporate reputation. Our success is reliant upon our unique differentiator of exclusively using off-duty firefighters as our labor source.

Customer Base

The Company's customers are primarily content creators, video game developors, production studios, and education institutions.

Intellectual Property

Patents

Application or Registration #	Title	Description	File Date	Grant Date	Country
16917600004	METHODS AND SYSTEMS FOR GENERATING MOUTH ANIMATIONS	Method for automating the lip-syncing for animated characters.	August 13, 2018	N/A	USA

Trademarks

Application or Registration #	Goods / Services	Mark	File Date	Registration Date	Country
5361328	Software	Logo	February 7, 2017	December 19, 2017	USA

Governmental/Regulatory Approval and Compliance

The Company is subject to U.S. laws and regulations affecting its domestic operations in the areas of labor, consumer protection, quality of services, safety and other areas. Failure to comply with these laws and regulations could subject the Company to administrative and legal proceedings and actions by these various governmental bodies.

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

Other

The Company's principal address is 838 Commonwealth Ave, Venice, California 90291

The Company conducts business in California.

Because this Form C/A focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

Exhibit B to this Form C/A is a detailed Company summary. Purchasers are encouraged to review Exhibit B carefully to learn more about the business of the Company, its industry and future plans and prospects. **Exhibit B** is incorporated by reference into this Form C/A.

USE OF PROCEEDS

The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Marketing	0.00%	$0	4.67%	$5,000
Research and Development	100.00%	$25,000	76.64%	$82,000
General Working Capital	0.00%	$0	4.67%	$5,000
Legal	0.00%	$0	14.02%	$15,000
Total	**100.00%**	**$25,000**	**100.00%**	**$107,000**

*This Use of Proceeds table does not include a $1,000 fee for legal services related to this Offering.

The Use of Proceeds chart is not inclusive of fees paid for use of the Form C/A generation system, payments to financial and legal service providers, and escrow related fees, all of which were incurred in preparation of the campaign and are due in advance of the closing of the campaign. The Company will not be paying the Intermediary any commissions or other fees in connection with this Offering.

The Company does have discretion to alter the use of proceeds as set forth above. The Company has discretion to alter the use of proceeds should the management team feel it is in the best interests of the Company.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Obi Onyejekwe

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Director, Chief Executive Officer: Sep. 2016 – Present
- Oversees general business operations of the company
- Directs business and product strategy
- Hires staff
- Leads fundraising efforts

Educational Background

Georgia State University, Bachelor of Arts, Graphic Design

Officers

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Obi Onyejekwe

See "Directors" section above.

Name

Arama Brown

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Manager, Lead Software Engineer: April 2019 - Present
- Leading developing efforts on lip-syncing application and other company software products

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

January 2014 – Present: Full-stack Developer and Consultant
- Perform software development tasks for a variety of technology companies

September 2016 – January 2018: Solutions Architect, OpenX
- Managed the on-boarding and launch cycles of various client integrations

Educational Background

University of Illinois at Chicago, Bachelor of Science, Finance

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 2 employees in California. Neither employee currently has an employment agreement with the company.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Common Stock
Amount outstanding	4,248,285
Voting Rights	Voting rights are on a per share basis
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	Not applicable
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	100.0%

Type of security	SAFE (Simple Agreement for Future Equity)
Amount outstanding	100,000
Valuation Cap	$2,000,000
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	N/A
Other information	If there is an Equity Financing before the termination of this SAFE, on the initial closing of such Equity Financing, this SAFE will automatically convert into a number of shares of Standard Preferred Stock equal to three percent (3%) of the Company's Capitalization.

Type of security	Warrants
Amount outstanding	To purchase 2.5% of the issued and outstanding capital stock of the Company on a fully-diluted basis
Reason for Issuance; Basis of Issuance	These warrants were issued on July 2, 2019 to an affiliate of an accelerator program as partial compensation for services rendered to the Company; The warrants were issued in reliance on an exemption from Section 4(a)(2) of the Securities Act of 1933
Term; Exercise Price	Five years; subject to the current fair market value of the Common Stock
Voting Rights	No
Anti-Dilution Rights	Yes
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	N/A
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	2.5%

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
SAFE (Simple Agreement for Future Equity)	N/A	$100,000.00	Software development	April 15, 2019	Section 4(a)(2)
Warrant to Purchase Common Stock	Sufficient rights to purchase 2.5% of the issued and outstanding capital stock of the Company on a fully-diluted basis at a future date	N/A	Services rendered to Company in conjunction with participation in accelerator program	July 2, 2019	Section 4(a)(2)

The Company has the following debt outstanding:

Type of debt	Revolving Line of Credit
Name of creditor	Obi Onyejekwe
Amount outstanding	$121,623.40 balance as of September 30, 2019
Interest rate & payment schedule	0% Outstanding principal balance due at maturity in one payment or multiple monthly payments not exceeding 48 months
Describe any collateral or security	Unsecured
Maturity date	January 30, 2026
Other material terms	Please see "Related Party Transactions" below for more information

Ownership

A majority of the Company is owned by a few people/entities: Obi Onyejekwe, Arama Brown, and Vicomtech.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned Prior to Offering
Obi Onyejekwe	94.2%

The Company currently has reserved 4% of outstanding common stock of the Company for future employees. The allocation of these securities will be determined upon the hiring of new employees.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C/A and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Recent Tax Return Information

Total Income	Taxable Income	Total Tax
-$59,319	$0.00	$0.00

Operations

We are currently focusing on developing our software products and gaining traction amongst early adopters rather than generating revenue. We are not certain when or if we will generate profits in the future, and intend to devote our resources to marketing and sales in the near future.

The Company does not expect to achieve profitability in the next 12 months and intends to focus on the following: our go to market strategy, hiring out a sales team, developing relationships among influential members of the animation community, and product development.

Liquidity and Capital Resources

The Offering proceeds are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy. The Offering proceeds may have an effect on our liquidity, as we currently have minimal cash on hand which will be augmented by the Offering proceeds and used to execute our business strategy.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C/A and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering up to 107,000 in principal amount of Crowd Notes for up to $107,000.00. The Company is attempting to raise a minimum amount of $25,000.00 in this Offering (the "Minimum Amount"). The Company must receive commitments from investors in an amount totaling the Minimum Amount by January 13, 2020 (the "Offering Deadline") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Minimum Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion. The Company will accept investments in excess of the Minimum Amount up to $107,000.00 (the "Maximum Amount") and the additional Securities will be allocated on a At the Company's discretion.

The price of the Securities does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities, you must make a commitment to purchase by completing the Subscription Agreement. Purchaser funds will be held in escrow with Evolve Bank and Trust Co. until the Minimum Amount of investments is reached. Purchasers may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing, whichever comes first using the cancellation mechanism provided by the Intermediary. The Company will notify Purchasers when the Minimum Amount has been reached. If the Company reaches the Minimum Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Minimum Amount and providing notice to the Purchasers. If any material change (other than reaching the Minimum Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the

Purchaser's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If a Purchaser does not cancel an investment commitment before the Minimum Amount is reached, the funds will be released to the Company upon closing of the Offering and the Purchaser will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing and the Purchaser will receive Securities via Digital Registry in exchange for his or her investment as soon as practicable thereafter.

Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

The price of the Securities was determined arbitrarily. The minimum amount that a Purchaser may invest in the Offering is $100.00.

The Offering is being made through MicroVenture Marketplace, Inc., the Intermediary. The following two fields below sets forth the compensation being paid in connection with the Offering.

Commission/Fees

The issuer will not owe a commission or any other form of compensation to the Intermediary at the conclusion of the Offering.

Stock, Warrants and Other Compensation

The issuer will not owe a commission or any other form of compensation to the Intermediary at the conclusion of the Offering.

Transfer Agent and Registrar

The Company will act as transfer agent and registrar for the Securities.

The Securities

We request that you please review our organizational documents and the Crowd Note in conjunction with the following summary information.

Authorized Capitalization

See 'CAPITALIZATION AND OWNERSHIP' above

The material terms of the Security are as follows:

Not Currently Equity Interests

The Securities are not currently equity interests in the Company and can be thought of as the right to receive equity at some point in the future upon the occurrence of certain events.

Dividends

The Securities do not entitle the Investors to any dividends.

Valuation Cap
$4,000,000 or $5,000,000 (See Conversion Price below.)

Discount Rate:
20%

Conversion of the Crowd Notes.

1. **Qualified Equity Financing.** Upon the occurrence of a Qualified Equity Financing, the Crowd Notes will convert into Conversion Shares pursuant to the following:

   a. If the investor is not a Major Investor, the Crowd Notes will convert into Conversion Shares upon the earlier of (i) the Company's election or (ii) a Corporate Transaction.

   b. If the investor is a Major Investor, the Company will convert the Crowd Notes into Conversion Shares prior to the closing of the Qualified Equity Financing.

2. **Conversion Mechanics.** Company shall convert the Crowd Notes into Conversion Shares equal to the quotient obtained by dividing the Outstanding Principal by the Conversion Price.

   a. The issuance of Conversion Shares pursuant to the conversion of the Crowd Notes shall be upon and subject to the same terms and conditions applicable to the Preferred Shares sold in the Qualified Equity Financing; provided, however, that if the investor is not a Major Investor, the investor shall receive shares of a Shadow Series with certain limited rights.

3. **Corporate Transaction**. In the event of a Corporate Transaction, the Company shall notify the investor in writing of the terms of the Corporate Transaction.

   a. If the Corporate Transaction occurs prior to a Qualified Equity Financing, the investor shall receive the higher value received by either:

      i. Quotient obtained by dividing the product of (1) the Outstanding Principal and the Fully-Diluted Capitalization immediately prior to the closing of the Corporate Transaction by the (2) the Valuation Cap; or

      ii. Obtaining the Corporate Transaction Payment.

   b. If the Corporate Transaction occurs after a Qualified Equity Financing, the Company shall convert the Crowd Notes into Conversion Shares pursuant to the terms of the Crowd Notes.

4. **Mechanics of Conversion**. As promptly as practicable after the conversion of the Crowd Notes, the Company at its expense will issue and deliver to the investor, upon surrender of the Crowd Notes, the respective number of Conversion Shares.

5. **Note Completion**. The Crowd Notes will terminate upon the earlier of: (a) a conversion of the entire purchase price under the Crowd Notes into Conversion Shares; or (b) the payment of amounts due to the investor pursuant to the terms of the Crowd Notes.

"**Conversion Shares**" shall mean Shares of the Company's Preferred Stock issued in the Qualified Equity Financing.

"**Qualified Equity Financing**" shall mean the first sale (or series of related sales) by the Company of its Preferred Shares following the Date of Issuance from which the Company receives gross proceeds of not less than $1,000,000.00 (excluding the aggregate amount of securities converted into Preferred Shares in connection with such sale (or series of related sales).

"**Shadow Series**" shall mean a series of the Company's Preferred Shares that is identical in all respects to the Preferred Shares issued in the Qualified Equity Financing (e.g., if the Company sells Series A Preferred Shares in the Qualified Equity Financing, the Shadow Series would be Series A-1 Preferred Shares), except that the liquidation preference per interest of the Shadow Series shall equal the Conversion Price (as determined pursuant to Section 2) and the following additional differences:

a. Shadow series shareholders shall grant their vote on any matter this is submitted to a vote or for the consent of the shareholders of the Company (except for on matters required by law) by Irrevocable Proxy

b. Shadow Series shareholders shall receive quarterly business updates from the company through the Platform but will have no additional information or inspection rights (except with respect to such rights which are required by law).

"**Conversion Price**" with respect to a conversion pursuant a Qualified Equity Financing shall equal:

c. Investors that purchase the first Twenty-Five Thousand (25,000) Crowd Notes and thereby fund the first Twenty-Five Thousand Dollars ($25,000) will receive Crowd Notes with a conversion provision based on a $4,000,000 ($4 million) valuation cap instead of $5,000,000 ($5 million) valuation cap. That means, in connection with equity financing of at least $1,000,000, the company has the option to convert the Crowd Note into non-voting preferred shares (Conversion Shares) at a price based on the lower of (A) the price per share paid for Preferred Shares by investors in the Qualified Equity Financing or (B) the price per share based on a $4,000,000 ($4 million) valuation cap (instead of $5 million)

d. The lower of (A) the product of (1) one minus 20% and (2) the price paid per share for Preferred Stock by the investors in the Qualified Equity Financing or (B) the quotient resulting from dividing (1) the Valuation Cap by (2) the fully-diluted capitalization of the Company immediately prior to the closing of the Qualified Equity Financing.

"**Irrevocable Proxy**" shall mean the agreement appointing the Platform or an affiliate of the Platform as the sole and exclusive attorney and proxy of the Investor, with full power of substitution and re-substitution, to vote and exercise all voting and related rights with respect to all of the securities of the Company that now are or hereafter may be beneficially owned by the Investor.

"Major Investor" shall mean any investor in a Crowd Note in which the purchase price is equal to or greater than $25,000.

"Outstanding Principal" shall mean the total of the Purchase Price.

"Corporate Transaction" shall mean:
   i.   the closing of the sale, transfer or other disposition of all or substantially all of the Company's assets,
   ii. the consummation of the merger or consolidation of the Company with or into another entity (except a merger or consolidation in which the holders of equity interest of the Company immediately prior to such merger or consolidation continue to hold at least 50% of the voting power of the equity interest of the Company or the surviving or acquiring entity),
   iii. the closing of the transfer (whether by merger, consolidation or otherwise), in one transaction or a series of related transactions, to a person or group of affiliated persons (other than an underwriter of the Company's securities), of the Company's securities if, after such closing, such person or group of affiliated persons would hold 50% or more of the outstanding voting interests of the Company (or the surviving or acquiring entity), or
   iv. An IPO, liquidation, dissolution or winding up of the Company; provided, however, that a transaction shall not constitute a Corporate Transaction if its sole purpose is to change the state of the Company's incorporation or to create a holding company that will be owned in substantially the same proportions by the persons who held the Company's securities immediately prior to such transaction.

"Corporate Transaction Payment" shall mean an amount equal to two times (2X) the purchase price. If there are not enough funds to pay the investors in full, then proceeds from the respective transaction will be distributed with equal priority and pro rata among investors in proportion to their purchase price.

Termination

The Crowd Notes will terminate upon the earlier of: (a) a conversion of the entire purchase price under the Crowd Notes into Conversion Shares; or (b) the payment of amounts due to the investor pursuant to a Corporate Transaction.

In addition, the Purchaser may not transfer the Securities or any Securities into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the equity interest into which the Securities are converted will be subject to a lock-up period and may not be sold for up to 180 days following such IPO.

Voting and Control

The Securities have no voting rights at present or when converted.

The Company does not have any voting agreements in place.

The Company has a stockholder agreement in in place with its Founder, Obi Onyejekwe, pursuant to which the Company has the right of first refusal should Mr. Onyejekwe attempt to sell his interest. In addition, the agreement has tag-along and drag-along provisions.

Anti-Dilution Rights

The Securities do not have anti-dilution rights.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

Other Material Terms

The Company does not have the right to repurchase the Crowd Notes. The Investor agrees to take any and all actions determined in good faith by the Company's board of directors to be advisable to reorganize the instrument and any membership interest issued pursuant to the terms of the Crowd Notes into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd Notes.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH HIS OR HER OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C/A CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to UNITED STATES withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

Loans

Related Person/Entity	Obi Onyejekwe
Relationship to the Company	Founder, CEO, majority shareholder
Total amount of money involved	Open-ended revolving line of credit in principal amount of $200,000
Benefits or compensation received by related person	None beyond those received by the Company.
Benefits or compensation received by Company	Funds for operating capital
Description of the transaction	Revolving line of credit extended by Obi Onyejekwe to the Company.
Additional Material Information	$121,623.40 balance as of September 30, 2019

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

OTHER INFORMATION

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C/A and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Obi Onyejekwe
(Signature)

Obi Onyejekwe
(Name)

Chief Executive Officer
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C/A has been signed by the following persons in the capacities and on the dates indicated.

/s/Obi Onyejekwe
(Signature)

Obi Onyejekwe
(Name)

Chief Executive Officer
(Title)

12/23/2019
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

I, Obi Onyejekwe, being the founder of Oomi Inc., a Corporation (the "Company"), hereby certify as of this that:

(i) the accompanying unaudited financial statements of the Company, which comprise the balance sheet as of December 31, 2018 and the related statements of income (deficit), stockholder's equity and cash flows for the year ended December 31, 2018, and the related noted to said financial statements (collectively, the "Financial Statement"), are true and complete in all material respects; and

(ii) the tax return information of the Company included in this Form reflects accurately the information reported on the tax return for the Company filed for the fiscal year ended December 31, 2018.

/s/Obi Onyejekwe
(Signature)

Obi Onyejekwe
(Name)

Chief Executive Officer
(Title)

12/23/2019
(Date)

EXHIBITS

Exhibit A	Financial Statements
Exhibit B	Company Summary
Exhibit C	Subscription Agreement
Exhibit D	Crowd Note
Exhibit E	Pitch Deck
Exhibit F	Video Transcript 1
Exhibit G	Video Transcript 2
Exhibit H	Webinar Transcript

EXHIBIT A
Financial Statements

OOMI INC.
BALANCE SHEETS

ASSETS

	As of December 31,		
	2018		2017
Current assets			
Cash	$ 5,678	$	2,169
Intangible asset - Patent pending	19,929		10,630
Total assets	25,607		12,799

LIABILITIES AND STOCKHOLDER DEFICIT

Loan payable, stockholder	122,323		72,580
Stockholder deficit			
Common stock, $0.00001, 4,000,000 shares authorized,			
issued and outstanding	25,000		25,000
Retained deficit	(121,716)		(84,781)
Total liabilities and stockholder deficit	$ 25,607	$	12,799

Not Audited

OOMI INC.
STATEMENTS OF OPERATIONS AND RETAINED DEFICIT

	Years Ended December 31,			
		2018		2017
Operating expenses:				
Professional services	$	36,066	$	57,979
Bank fees		69		-
Filing fees		-		539
Total operating expenses		36,135		58,518
(Loss) before taxes		(36,135)		(58,518)
State taxes		800		800
Net (loss)		(36,935)		(59,318)
Retained deficit				
Beginning of year		(59,781)		(463)
End of year	$	(96,716)	$	(59,781)

OOMI INC.
STATEMENTS OF CASH FLOWS

| | Years Ended December 31, | | | |
	2018		2017	
Cash flows from operating activities				
Net loss	$	(36,935)	$	(59,318)
Cash flows from investing activities				
Intangible asset - patent pending		(9,299)		(10,630)
Net cash (used in) investing activities		(9,299)		(10,630)
Cash flows from financing activities				
Issuance of loan payable, stockholder		49,743		72,117
Net cash provided by financing activities		49,743		72,117
Net increase in cash		3,509		2,169
Cash, beginning of year		2,169		-
Cash, end of year	$	5,678	$	2,169

Not Audited

EXHIBIT B
Company Summary



Company: Unomi

Market: Animation Software

Product: Software platform for animators to automate speech integrations

Company Highlights

- Out of 1,800 applicants, UNOMi was one of 25 companies selected to be a member of Backstage Capital's inaugural accelerator class in March 2019[i]
- Patent-pending technology for its method of generating mouth animations
- Founder sold his last company to AOL in June 2016[ii]
- Plans to create an even larger suite of products that implement voiceovers, motion capture, and personal avatar building so users can have even more tools when designing and producing their animated content

EXECUTIVE SNAPSHOT

UNOMi aims to provide creators with an easier and more efficient way to create animated content. The company's software product is designed to automate many of the more difficult tasks in animation production and enable creators of all skill levels to save money and time in design and production. UNOMi was founded by Obi Onyejekwe, a serial entrepreneur. Obi was the founder and CEO of Nito, a company that was sold to AOL in June 2016.[iii]

The company released its first product – the 2D/3D lip-sync – in September 2019 and has many additional features and products on its roadmap. To date, additional milestones include:

- Became a member of Backstage Capital's inaugural accelerator class in March 2019[iv]
- Patent-pending technology for its method of generating mouth animations
- Onboarded an enterprise client like Berdhouse Studios, as well as independent content creators since its product launch in September 2019
- Became a member of Preccelerator Program in Santa Monica, CA in August 2018[v]





Investors that purchase the first 25,000 Crowd Notes, and thereby fund the first $25,000, will receive Crowd Notes with a conversion provision based on a $4 million valuation cap instead of a $5 million valuation cap. That means, in connection with equity financing of at least $1 million, the company has the option to convert the Crowd Note into non-voting preferred shares (Conversion Shares) at a price based on the lower of (A) a 20% discount to the price per share paid for Preferred Shares by investors in the Qualified Equity Financing or (B) the price per share based on a $4 million valuation cap (instead of $5 million).

COMPANY SUMMARY

Opportunity

Animated content has grown rapidly recently, with the industry expected to reach $270 billion in 2020 due to the rising popularity of streaming services and the pervasiveness of mobile devices that enable consumers to access this type of content easier than ever.[vi] Not only are large studios developing this type of content, but tens of millions of creative individuals are developing content to be shared across major internet platforms such as Instagram, YouTube, and Twitch, earning these independent creators nearly $6 billion in 2016 from their work.[vii] Unfortunately for creators, the process of creating animated content can be both costly and time-consuming. Studio Pigeon – a video production company – estimates that the average time to produce an animation of around 60-90 seconds is about six weeks,[viii] with the average cost of these 60-second explainer videos totaling nearly $8,000.[ix]

UNOMi is a software company that is creating products to address the most complicated aspects of the animation process. The company's patent-pending software is designed to automate many of the difficult and lengthy processes necessary to create animated content and instead provide users of all skill levels with a simple, intuitive, and efficient way of enhancing their animated content. The Los Angeles-based company has already earned the backing of institutional investors, like Backstage Capital, and has plans to create an even larger suite of products that include voiceovers, motion capture, and personal avatar building so users can have even more tools when designing and producing their animated content.

Product

UNOMi is developing a suite of software products that help content creators more seamlessly develop animated content. The company's first product, which launched in September 2019, is a lip-sync software platform.



UNOMi 2D/3D Lip-Syncing Application

The UNOMi 2D/3D lip-sync application enables users to automatically sync animated mouth poses to voice-over recordings. UNOMi's software allows users to simply drag-and-drop voice-over recordings, user-created animated mouth poses for each character, and a text script of what the character is saying into the platform. The software uses all three variables to create an accurate talking animated mouth. For example, if the character was saying a word that began with the letter 'L', UNOMi's software is able to sync the character's mouth movements to match what a human mouth looks like when saying the letter 'L'.



Users can preview and edit their content directly within the UNOMi platform. Once finished, users can render and download the file of their work. This file can be easily added to a composition – which encompasses all of the properties that are required to create a detailed animated object and content – so the talking mouth poses can be integrated into a larger animated video.





Intellectual Property

UNOMi has filed a non-published patent application for its technology related to the method and systems for generating mouth animations. The system identifies a set of mouth poses corresponding to an animation and synchronizes the voice-over recordings and written scripts to these animations.

Use of Proceeds

If the minimum amount is raised ($25,000), UNOMi intends to use all of the proceeds towards research and development.

If the maximum amount is raised ($107,000), the company intends to allocate about 76% of the use of proceeds towards research and development, about 14% towards legal fees, 5% towards marketing costs, and the remaining 5% towards general working capital. UNOMi has discretion to alter the use of proceeds from this raise.



The company anticipates allocating funds towards the following functions within each category:

- *Research and Development:* UNOMi intends to use the proceeds of this raise for the continued development of their animation software, as well as on the expansion of new product offerings.

- *Legal Fees:* UNOMi plans to allocate a portion of this raise towards legal fees related to the company's plans to expand its intellectual property portfolio.

- *Marketing:* The company plans to use a portion of the proceeds towards marketing costs for digital advertisements on platforms like LinkedIn, Facebook, and more, in the hopes of expanding its customer base.

Product Roadmap

UNOMi has multiple product milestones it hopes to achieve within the next six to eight months.



- *UNOMi Voiceover Application:* UNOMi Voiceover is being designed to enable audiobook editors the ability to scan over 10 hours of audio and track and document all errors. Rather than going through numerous hours of an audio clip, users can have this software automatically track all errors within an audio file and document them. This will allow studios to scan through audiobooks more quickly. The company is aiming to release this product by the end of 2019.



- *UNOMi Motion Capture:* UNOMi's Motion Capture application allows users to track human movement without a tracking suit or motion capture facility. This software program is being designed to have the capability to track full body movements from a prerecorded video uploaded by users. The company is targeting to launch the Motion Capture product by Q1 2020.





- *UNOMi Avatar Builder:* The UNOMi Avatar Builder is built to help users easily create 3D characters from scratch. Users can select body type, clothing, hair, skin color, accessories, and more. Users will then be able to use UNOMi's other product features to animate their 3D avatars. The company is hoping to launch this product by Q2 2020.



Business Model

UNOMi operates a software-as-a-service (SaaS) business model, where customers purchase services and are charged a monthly subscription fee based on the number of features they require. UNOMi plans to sell its product to television and film studios, independent content creators, and universities. The company currently generates revenue from its 2D lip-sync and 3D lip-sync products and intends to generate revenue from its motion-capture, voiceover, and 3D avatar plugin products once they are launched. Pricing is as follows:

2D Lip-Sync	3D Lip-Sync	Motion-Capture	Voiceover	3D Avatar Plugin
• A monthly subscription is $34.99 per seat (i.e. per user using the product). An annual subscription is $385.98 per seat ($32.16 per month).	• A monthly subscription is $98.99 per seat (i.e. per user using the product). An annual subscription is $998.88 per seat ($83.24 per month).	• A monthly subscription is $3,000.97 per seat (i.e. per user using the product). An annual subscription is $28,800.96 per seat ($2,400.08 per month).	• A monthly subscription is $1,000.97 per seat (i.e. per user using the product). An annual subscription is $9,600.96 per seat ($800.08 per month).	• Customers pay a one-time fee of $350 per seat.



UNOMi launched its product in September 2019 and has acquired enterprise customers, as well as independent content creators that use the company's service. The enterprise clients include:

- *Berdhouse Studios:* Berdhouse Studios develops short animated content for a variety of online platforms. The Texas-based organization is currently releasing episodes for *Bitcoin and Friends* and has created content across a range of topics.



Accelerators

UNOMi has also participated in two accelerator programs since beginning its operations as a company in 2017.

- *Backstage Accelerator:* Venture capital firm Backstage Capital operates an accelerator program for underrepresented founders. The global program first launched in Los Angeles, CA, Detroit, MI, Philadelphia, PA, and London, England. In March 2019, the firm launched its inaugural cohort of 25 companies, which it selected from over 1,800 applicants. UNOMi was a member of this program, where they received funding, mentorship, introductions to potential future investors, as well as guidance on how to build an early-stage startup.[x]



- *Stubbs Alderton and Markiles, Preccelerator Program:* Preccelerator Program is a Santa Monica-based startup accelerator that focuses on providing mentorship, sophisticated legal services, networking opportunities, and co-working space, among other benefits to its startups. UNOMi was announced as a member of the program's tenth class of companies in August 2018.[xi]





UNOMi began rolling out its product in September 2019 and thus has generated little revenue to date. The company is implementing an SaaS business model, whereby it intends to earn consistent monthly revenue from its customers and eventually upsell existing customers into additional seats and features.

Through the end of Q3 2019, UNOMi has sustained about $72,000 in expenses, compared to nearly $37,000 in 2018. Spending has gradually picked up throughout 2019, as the company has focused on hiring additional programmers to deliver its first product, as well as develop additional features on products on its roadmap. The company began incurring expenses in Q3 2017, when it experienced approximately $59,000 in total expenses. Spending spiked in Q4 due to the company hiring additional software programmers.

In both 2018 and 2019, nearly all spending (>95%) has gone into expenses related to professional fees for software development and the hiring of independent software programmers. Other line-items include accounting, legal, and artist fees.



Through the end of Q3, UNOMi has generated a net loss of approximately $72,490 in 2019. The company generated a net loss of $36,935 in 2018 and a net loss of $59,319 in 2017. The reduction was due to decreased spending associated with the starting of the business, as well as fewer independent contractors hired for software programming. As of September, the company's gross average monthly burn rate was about $8,050 year-to-date in 2019, up from $3,077 in all of 2018. As of October 2019, the company had over $18,720 in cash assets. The founder is committed to continually financially investing in the business through the conclusion of the raise.





INDUSTRY AND MARKET ANALYSIS

Research and Markets reported that the total value of the global animation industry was $259 billion in 2018, with the industry forecast to reach $270 billion in value by 2020. Demand for animation has expanded with the growing popularity of streaming services, the availability of low-cost internet access, and the penetration of mobile devices enabling consumers to access this type of content easier than ever. In particular, streaming video is the fasting growing segment distribution channel for the animation industry and is expected to grow at an annual rate of 8%.[xii]

Studio Pigeon estimates that the average time to produce an animated video of around 60-90 seconds is approximately six weeks. However, production time can vary based on the animation style used and the amount of movement in the scene. A simple animated video – that utilizes whiteboard animations – could take less than one week to complete, while a video with more intensive scenes like fighting could take weeks or months.[xiii]

The global 3D animation segment of the animation market was valued at $13.75 billion in 2018 by Grandview Research. The firm estimates that this market will grow at a compound annual growth rate (CAGR) of 11% from 2019 to 2025 due to technological advancements in 3D animation technology, implementation of this type of content across a wide variety of industries, and government incentives that encourage product development in the sector, among other factors. North America is the largest global market in this industry, with the U.S. being the largest region in North America. However, the Asia Pacific market is expected to grow with the highest CAGR from 2019 to 2025. Based on end-use cases, the media and entertainment sector is the largest market in the global 3D animation industry.[xiv]



Another sub-market of the animation industry that UNOMi hopes to target is the video game software market. The company is developing its product such that video game developers are able to more easily develop content, characters, and other animations for their games. IBISWorld estimates that in 2018, the video game software publishing industry generated $23 billion in revenue, across over 120,000 businesses. The firm estimated that between 2013-2018, the industry grew by 11.6% annually and that the penetration and popularity of smartphones and video games on those mobile devices, in addition to established franchises, propelled growth in this time period.[xv]

In addition to the aforementioned industries, UNOMi is building its product to serve content creators that are looking to efficiently make animations, videos, and use other tools. Recreate Coalition found that an estimated 14.8 million Americans were using Internet platforms – like YouTube, Instagram, Tumblr, Twitch, and others – to create content. These independent creators earned nearly $6 billion in 2016 from their creations through advertisements, royalty payments, subscriptions, and brand sponsorships.[xvi]

Highlights from venture financings in entertainment software companies since 2008 include:[xvii]

- Capital investment reached a record of over $7.5 billion invested in 2018, which represented 62% growth year-over-year
- Deal count has decreased every year since reaching a high of 1,021 total deals in 2014
- Capital invested has surpassed $3 billion every year since 2015
- From 2008 to 2018, there has been just over $33 billion invested in entertainment software companies across 7,446 deals



COMPETITORS

Adobe (NASDAQ: ADBE): Founded in 1982, Adobe is a multi-national computer software company that offers products for multimedia and other creative content projects. Adobe is well-known for its products like Photoshop (image editing software), Acrobat reader (a portable document format editor), Flash (a web software video editing ecosystem), and Creative Cloud (a suite of tools to create and edit content on a computer). The company also offers Adobe Animate, a design product that enables users to create animations for games, mobile apps, and the web. Users can create 2D content and then publish to multiple online platforms through the Adobe Animate



product. Customers can purchase Animate as a part of their Adobe Creative Cloud subscription for $20.99 per month.[xviii] In the 2018 fiscal year, Adobe generated just over $9 billion in revenue, up from $7.3 billion in 2017. The company did not disclose how much revenue it earned from its Animate product.[xix]

Unity Technologies: Unity Technologies is a video game software development company best known for its Unity product, which is a product that allows users to create video games and other content. Unity can be used to create 3D, 2D, virtual reality, and augmented reality games, in addition to other animated simulations and experiences. Unity's editing tool enables users to easily switch between different tools and iterate their content, as well as previewing their work directly from the software platform. Users can start their animations from scratch with basic drawings or mockups. The company also provides animators with templates for projects when they don't have any existing material. The company reports that content made with Unity reaches three billion devices worldwide and that 50% of mobile games are powered by the product.[xx]

RADiCAL: RADiCAL is a New York-based company that offers a software product designed to support modern 3D animated content. The company's Motion product enables users to upload recorded videos into 3D animations through its artificial intelligence technology. RADiCAL's software is able to create the 3D animations from these videos without forcing human participants in the uploaded video to wear any bodysuits or other hardware pieces. Users can then edit the animation from within the software platform from either a desktop or mobile device. RADiCAL offers subscriptions for as low as $5 per month for limited cloud storage (500 MB) and downloadable content created through the platform (2 minutes of animation content files downloaded per month). Customers can also purchase the producer package for $20 per month (2.5 GB of cloud storage and 60 minutes of downloadable content per month) or the professional package for $30 per month (5GB of cloud storage and 180 minutes of downloadable content per month).[xxi]

Reallusion: San Jose-based Reallusion is a 2D and 3D animation software company. Reallusion provides users with a suite of products that assists users in creating animated characters and avatars. The company's CrazyTalk 8 product allows users to upload an image file and then create an animated avatar. This talking avatar is focused on the animation's face, with users able to use voice and text tools to direct the animation's speech. Customers can purchase the CrazyTalk 8 standard package ($49), PRO ($149), or Pipeline ($199), with Pipeline offering the most content and storage features.[xxii]

EXECUTIVE TEAM



Obi Onyejekwe, Co-Founder and CEO: In addition to his responsibilities at UNOMi, Obi is the COO and Co-Founder of Pixel Pirate Studio, a production company that develops animated content and mobile games for brands. Before that, he was the Founder and CEO at Nito a content branding startup, where he led all strategic efforts of the company. In June 2016, he sold Nito to AOL.[xxiii] He has worked on multi-media campaigns for large companies and major entertainment entities like Spike TV, Nickelodeon, BET, and others. Obi graduated Cum Laude with a degree in Graphic Design from Georgia State University.





Arama Brown, Co-Founder and Lead Software Engineer: Arama joined Unomi in 2018 as the lead software engineer, where she leads all software development efforts. Prior to joining UNOMi, Arama was a solutions architect for OpenX, a Los Angeles area programmatic advertising technology company. She also has over five years of experience in software consulting for a variety of technology companies. Arama earned her BS in Finance from University of Illinois at Chicago.

PAST FINANCING

In addition to the funding described below, SAM Venture Partners executed a warrant to purchase 2.5% of UNOMI common stock, once/if the company sells $1.5 million of preferred stock. In exchange, UNOMI's accelerator fee was waived for the Preccelerator Program (SAM Venture Partners is an affiliate) in Los Angeles, CA.

Round	Date	Amount	Security Type	Discount Rate	Valuation Cap
Seed	April 2019 - June 2019	$100K	SAFE	N/A	$2M
Pre-Seed	September 2016	€32K	Convertible Note	20%	$3M

Investors:	• Backstage Capital
	• VICOMTECH

INVESTMENT TERMS

Security Type: Crowd Note
Round Size: Min: $25,000 Max: $107,000
Discount Rate: 20%
Valuation Cap: $4 million or $5 million
Conversion Provisions: In connection with equity financing of at least $1 million, the Company has the option to convert the Crowd Note into non-voting preferred stock (Conversion Shares) at a price based on the lower of (A) a 20% discount to the price per share for Preferred Stock by investors in the Qualified Equity Financing or (B) the price per share paid on a $4 million or $5 million valuation cap. Please refer to the Crowd Note for a complete description of the terms of the Crowd Note, including the conversion provisions.

PRESS

Fast Company: Exclusive: Meet the Startups in Backstage Capital's First Accelerator Cohort
TechWeek: UNOMI – SaaS Platform for Animators to Automate Speech Integration
Preccelerator: Preccelerator Alumni UNOMI Accepted into Backstage Capital's Accelerator

RISKS

Investment Risk

An investment in the company is speculative, and as such is not suitable for anyone without a high tolerance for risk and a low need for liquidity. You should invest only if you are able to bear the risk of losing your entire investment. There can be no assurance that that investors will receive any return of capital or profit. Investors should have the financial ability and willingness to accept the risks (including, among other things, the risk of loss



of their entire investment and the risks of lack of liquidity) that are characteristic of private placement investments. There will be no public market for the securities being offered, applicable securities laws will restrict any transfer of the securities, and the securities will not be transferable without the company's consent.

The information provided herein is not intended to be, nor should it be construed or used as, investment, tax or legal advice, a recommendation to purchase, or an offer to sell securities of the company. You should rely on the offering statement and documents attached as exhibits to the offering statement when making any investment decision. An investment in the company is not suitable for all investors.

Company Risk

The company's industry is highly competitive, and the company may not be able to compete effectively against the other businesses in its industry. The company is subject to a number of significant risks that could result in a reduction in its value and the value of the company securities, potentially including, but not limited to:

- Rapidly changing consumer preferences and market trends,
- Inability to expand and maintain market acceptance for the company's services and products,
- Inability to gain access to international markets and comply with all applicable local laws and regulations,
- Inability to achieve management's projections for growth, to maintain or increase historical rates of growth, to achieve growth based on past or current trends, or to effectively manage rapid growth,
- Inability to develop, maintain and expand successful marketing relationships, affiliations, joint ventures and partnerships that may be needed to continue and accelerate the company's growth and market penetration,
- Inability to keep pace with rapid industry, technological and market changes that could affect the company's services, products and business,
- Technological problems, including potentially widespread outages and disruptions in Internet and mobile commerce,
- Potential costs and business disruption that may result if the company's customers complain or assert claims regarding the company's technology,
- Failure to adequately address data security and privacy concerns in compliance with U.S. and international laws, rules and policies,
- Performance issues arising from infrastructure changes, human or software errors, website or third-party hosting disruptions, network disruptions or capacity constraints due to a number of potential causes including technical failures, cyber-attacks, security vulnerabilities, natural disasters or fraud,
- Inability to adequately secure and protect intellectual property rights,
- Potential claims and litigation against the company for infringement of intellectual property rights and other alleged violations of law,
- Difficulties in complying with applicable laws and regulations, and potential costs and business disruption if the company becomes subject to claims and litigation for legal non-compliance,
- Changes in laws and regulations materially affecting the company's business,
- Liability risks and labor costs and requirements that may jeopardize the company's business,
- Dependence on and inability to hire or retain key members of management and a qualified workforce,
- Ongoing need for substantial additional capital to support operations, to finance expansion and/or to maintain competitive position,
- Issuance of additional company equity securities at prices dilutive to existing equity holders,



- Potential significant and unexpected declines in the value of company equity securities, including prior to, during, and after an initial public offering, and
- Inability of the company to complete an initial public offering of its securities, merger, buyout or other liquidity event.

---

[i] https://www.fastcompany.com/90316157/exclusive-meet-the-startups-in-backstage-capitals-first-accelerator-cohort

[ii] http://www.cynopsis.com/story/aol-acquires-nito-inc-to-create-face-related-animations/

[iii] http://www.cynopsis.com/story/aol-acquires-nito-inc-to-create-face-related-animations/

[iv] https://www.fastcompany.com/90316157/exclusive-meet-the-startups-in-backstage-capitals-first-accelerator-cohort

[v] https://www.prnewswire.com/news-releases/sam-preccelerator-program-announces-milestone-tenth-class-of-companies-300692325.html

[vi] https://www.researchandmarkets.com/research/hh3jc7/global_animation

[vii] http://www.recreatecoalition.org/wp-content/uploads/2018/02/ReCreate-Creative-Economy-Study-Report.pdf

[viii] https://www.studiopigeon.com/blog/how-long-does-it-take-to-produce-an-animation/

[ix] https://www.wyzowl.com/how-much-does-animated-video-cost/

[x] https://www.fastcompany.com/90316157/exclusive-meet-the-startups-in-backstage-capitals-first-accelerator-cohort

[xi] https://www.prnewswire.com/news-releases/sam-preccelerator-program-announces-milestone-tenth-class-of-companies-300692325.html

[xii] https://www.researchandmarkets.com/research/hh3jc7/global_animation

[xiii] https://www.studiopigeon.com/blog/how-long-does-it-take-to-produce-an-animation/

[xiv] https://www.grandviewresearch.com/industry-analysis/3d-animation-market

[xv] https://www.ibisworld.com/united-states/market-research-reports/video-game-software-publishing-industry/

[xvi] http://www.recreatecoalition.org/wp-content/uploads/2018/02/ReCreate-Creative-Economy-Study-Report.pdf

[xvii] PitchBook Data Inc. Downloaded October 14, 2019

[xviii] https://www.adobe.com/products/animate.html

[xix] https://www.adobe.com/content/dam/acom/en/investor-relations/pdfs/ADBE-10K-FY18-FINAL-CERTIFIED.pdf

[xx] https://unity3d.com/public-relations

[xxi] https://getrad.co/

[xxii] https://www.reallusion.com/crazytalk/

[xxiii] http://www.cynopsis.com/story/aol-acquires-nito-inc-to-create-face-related-animations/

EXHIBIT C
Subscription Agreement

Subscription Agreement

THE SECURITIESARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933 (THE "SECURITIES ACT") AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. THERE ARE FURTHER RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN.
THE PURCHASE OF THE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT.

Oomi Inc.
838 Commonwealth Ave, Venice, CA 90291

Ladies and Gentlemen:

The undersigned understands that Oomi Inc., a Corporation organized under the laws of Delaware (the "Company"), is offering up to $107,000.00 of Crowd Notes (the "Securities") in a Regulation CF Offering. This Offering is made pursuant to the Form C/A, dated December 23, 2019 (the "Form C/A"). The undersigned further understands that the Offering is being made pursuant to Section 4(a)(6) of the Securities Act and Regulation CF under the JOBS Act of 2012 and without registration of the Securities under the Securities Act of 1933, as amended (the "Securities Act").

1. Subscription. Subject to the terms and conditions hereof and the provisions of the Form C/A, the undersigned hereby irrevocably subscribes for the Securities set forth on the signature page hereto for the aggregate purchase price set forth on the signature page hereto, which is payable as described in Section 4 hereof. The undersigned acknowledges that the Securities will be subject to restrictions on transfer as set forth in this subscription agreement (the "Subscription Agreement").

2. Acceptance of Subscription and Issuance of Securities. It is understood and agreed that the Company shall have the sole right, at its complete discretion, to accept or reject this subscription, in whole or in part, for any reason and that the same shall be deemed to be accepted by the Company only when it is signed by a duly authorized officer of the Company and delivered to the undersigned at the Closing referred to in Section 3 hereof. Subscriptions need not be accepted in the order received, and the Securities may be allocated among subscribers.

3. The Closing. The closing of the purchase and sale of the Securities (the "Closing") shall take place at 11:59 Pacific Standard time on January 13, 2020, or at such other time and place as the Company may designate by notice to the undersigned.

4. Payment for Securities. Payment for the Securities shall be received by Evolve Bank and Trust Co. (the "Escrow Agent") from the undersigned of immediately available funds or other means approved by the Company at least two days prior to the Closing, in the amount as set forth on the signature page hereto. Upon the Closing, the Escrow Agent shall release such funds to the Company. The undersigned shall receive notice and evidence of the entry of the number of the

Securities owned by undersigned reflected on the books and records of the Company, which shall bear a notation that the Securities were sold in reliance upon an exemption from registration under the Securities Act.

5. Representations and Warranties of the Company. As of the Closing, the Company represents and warrants that:

a) The Company is duly formed and validly existing under the laws of Delaware, with full power and authority to conduct its business as it is currently being conducted and to own its assets; and has secured any other authorizations, approvals, permits and orders required by law for the conduct by the Company of its business as it is currently being conducted.

b) The Securities have been duly authorized and, when issued, delivered and paid for in the manner set forth in this Subscription Agreement, will be validly issued, fully paid and nonassessable, and will conform in all material respects to the description thereof set forth in the Form C/A.

c) The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or securities, "blue sky" or other similar laws of such jurisdiction (collectively referred to as the "State Securities Laws").

d) Assuming the accuracy of the undersigned's representations and warranties set forth in Section 6 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Regulation CF promulgated under the Securities Act, or under any applicable State Securities Laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

6. Representations and Warranties of the Undersigned. The undersigned hereby represents and warrants to and covenants with the Company that:

a) General.
i. The undersigned has all requisite authority (and in the case of an individual, the capacity) to purchase the Securities, enter into this Subscription Agreement and to perform all the obligations required to be performed by the undersigned hereunder, and such purchase will not contravene

any law, rule or regulation binding on the undersigned or any investment guideline or restriction applicable to the undersigned.

ii. The undersigned is a resident of the state set forth on the signature page hereto and is not acquiring the Securities as a nominee or agent or otherwise for any other person.

iii. The undersigned will comply with all applicable laws and regulations in effect in any jurisdiction in which the undersigned purchases or sells Securities and obtain any consent, approval or permission required for such purchases or sales under the laws and regulations of any jurisdiction to which the undersigned is subject or in which the undersigned makes such purchases or sales, and the Company shall have no responsibility therefor.

iv. Including the amount set forth on the signature page hereto, in the past twelve (12) month period, the undersigned has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation CF.

b) Information Concerning the Company.
i. The undersigned has received a copy of the Form C/A. With respect to information provided by the Company, the undersigned has relied solely on the information contained in the Form C/A to make the decision to purchase the Securities.

ii. The undersigned understands and accepts that the purchase of the Securities involves various risks, including the risks outlined in the Form C/A and in this Subscription Agreement. The undersigned represents that it is able to bear any and all loss associated with an investment in the Securities.

iii. The undersigned confirms that it is not relying and will not rely on any communication (written or oral) of the Company, MicroVenture Marketplace Inc., or any of their respective affiliates, as investment advice or as a recommendation to purchase the Securities. It is understood that information and explanations related to the terms and conditions of the Securities provided in the Form C/A or otherwise by the Company, MicroVenture Marketplace Inc. or any of their respective affiliates shall not be considered investment advice or a recommendation to purchase the Securities, and that neither the Company, MicroVenture Marketplace Inc. nor any of their respective affiliates is acting or has acted as an advisor to the undersigned in deciding to invest in the Securities. The undersigned acknowledges that neither the Company, MicroVenture Marketplace Inc. nor any of their respective affiliates have made any representation regarding the proper characterization of the Securities for purposes of determining the undersigned's authority or suitability to invest in the Securities.

iv. The undersigned is familiar with the business and financial condition and operations of the Company, all as generally described in the Form C/A. The undersigned has had access to such information concerning the Company and the Securities as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Securities.

v. The undersigned understands that, unless the undersigned notifies the Company in writing to the contrary at or before the Closing, each of the undersigned's representations and warranties contained in this Subscription Agreement will be deemed to have been reaffirmed and confirmed as of the Closing, taking into account all information received by the undersigned.

vi. The undersigned acknowledges that the Company has the right in its sole and absolute discretion to abandon this Offering at any time prior to the completion of the Offering. This Subscription Agreement shall thereafter have no force or effect and the Company shall return any previously paid subscription price of the Securities, without interest thereon, to the undersigned.

vii. The undersigned understands that no federal or state agency has passed upon the merits or risks of an investment in the Securities or made any finding or determination concerning the fairness or advisability of this investment.

c) No Guaranty.
i. The undersigned confirms that the Company has not (A) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) an of investment in the Securities or (B) made any representation to the undersigned regarding the legality of an investment in the Securities under applicable legal investment or similar laws or regulations. In deciding to purchase the Securities, the undersigned is not relying on the advice or recommendations of the Company and the undersigned has made its own independent decision that the investment in the Securities is suitable and appropriate for the undersigned.

d) Status of Undersigned.
i. The undersigned has such knowledge, skill and experience in business, financial and investment matters that the undersigned is capable of evaluating the merits and risks of an investment in the Securities. With the assistance of the undersigned's own professional advisors, to the extent that the undersigned has deemed appropriate, the undersigned has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Securities and the consequences of this Subscription Agreement. The undersigned has considered the suitability of the Securities as an investment in light of its own circumstances and financial condition and the undersigned is able to bear the risks associated with an investment in the Securities and its authority to invest in the Securities.

e) Restrictions on Transfer or Sale of Securities.
i. The undersigned is acquiring the Securities solely for the undersigned's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Securities. The undersigned understands that the Securities have not been registered under the Securities Act or any State Securities Laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of the undersigned and of the other representations made by the undersigned in this Subscription Agreement. The undersigned understands that the Company is relying upon the representations and agreements contained in this Subscription Agreement (and any supplemental information) for the purpose of determining whether this transaction meets the requirements for such exemptions.

ii. The undersigned understands that the Securities are restricted from transfer for a period of time under applicable federal securities laws and that the Securities Act and the rules of the U.S. Securities and Exchange Commission (the "Commission") provide in substance that the undersigned may dispose of the Securities only pursuant to an effective registration statement under the Securities Act, an exemption therefrom or as further described in Rule 501 of Regulation CF, after which certain state restrictions may apply. The undersigned understands that the Company has no obligation or intention to register any of the Securities, or to take action so as to permit sales pursuant to the Securities Act. Even when the Securities become freely transferrable, a secondary market in the Securities may not develop. Consequently, the undersigned understands that the undersigned must bear the economic risks of the investment in the Securities for an indefinite period of time.

iii. The undersigned agrees: (A) that the undersigned will not sell, assign, pledge, give, transfer or otherwise dispose of the Securities or any interest therein, or make any offer or attempt to do any of the foregoing, except pursuant to Rule 501 of Regulation CF.

7. Conditions to Obligations of the Undersigned and the Company. The obligations of the undersigned to purchase and pay for the Securities specified on the signature page hereto and of the Company to sell the Securities are subject to the satisfaction at or prior to the Closing of the following conditions precedent: the representations and warranties of the Company contained in Section 5 hereof and of the undersigned contained in Section 6 hereof shall be true and correct as of the Closing in all respects with the same effect as though such representations and warranties had been made as of the Closing.

8. Obligations Irrevocable. Following the Closing, the obligations of the undersigned shall be irrevocable.

9. Legend. The certificates, book entry or other form of notation representing the Securities sold pursuant to this Subscription Agreement will be notated with a legend or designation, which communicates in some manner that the Securities were issued pursuant to Section 4(a)(6) of the Securities Act and may only be resold pursuant to Rule 501 of Regulation CF.

10. Waiver, Amendment. Neither this Subscription Agreement nor any provisions hereof shall be modified, changed, discharged or terminated except by an instrument in writing, signed by the party against whom any waiver, change, discharge or termination is sought.

11. Assignability. Neither this Subscription Agreement nor any right, remedy, obligation or liability arising hereunder or by reason hereof shall be assignable by either the Company or the undersigned without the prior written consent of the other party.

12. Waiver of Jury Trial. THE UNDERSIGNED IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY LEGAL PROCEEDING ARISING OUT OF THE TRANSACTIONS CONTEMPLATED BY THIS SUBSCRIPTION AGREEMENT.

13. Submission to Jurisdiction. With respect to any suit, action or proceeding relating to any offers, purchases or sales of the Securities by the undersigned ("Proceedings"), the undersigned irrevocably submits to the jurisdiction of the federal or state courts located in the Delaware which submission shall be exclusive unless none of such courts has lawful jurisdiction over such Proceedings.

14. Governing Law. This Subscription Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to conflict of law principles thereof.

15. Section and Other Headings. The section and other headings contained in this Subscription Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Subscription Agreement.

16. Counterparts. This Subscription Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which together shall be deemed to be one and the same agreement.

17. Notices. All notices and other communications provided for herein shall be in writing and shall be deemed to have been duly given if delivered personally or sent by registered or certified mail, return receipt requested, postage prepaid or email to the following addresses (or such other address as either party shall have specified by notice in writing to the other):

If to the Company:	838 Commonwealth Ave, Venice, CA 90291 Attention: Obi Onyejekwe
with a copy to:	1050 Connecticut Avenue, NW Suite 500 Washington, DC 20036 Attention: Louis A. Bevilacqua, Esq.
If to the Purchaser:	[PURCHASER ADDRESS] [E-MAIL ADDRESS]

18. Binding Effect. The provisions of this Subscription Agreement shall be binding upon and accrue to the benefit of the parties hereto and their respective heirs, legal representatives, successors and assigns.

19. Survival. All representations, warranties and covenants contained in this Subscription Agreement shall survive (i) the acceptance of the subscription by the Company, (ii) changes in the transactions, documents and instruments described in the Form C/A which are not material or which are to the benefit of the undersigned and (iii) the death or disability of the undersigned.

20. Notification of Changes. The undersigned hereby covenants and agrees to notify the Company upon the occurrence of any event prior to the closing of the purchase of the Securities pursuant to this Subscription Agreement, which would cause any representation, warranty, or covenant of the undersigned contained in this Subscription Agreement to be false or incorrect.

21. Severability. If any term or provision of this Subscription Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Subscription Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

SIGNATURE PAGE FOLLOWS

IN WITNESS WHEREOF, the undersigned has executed this Subscription Agreement this [DAY] OF [MONTH], [YEAR].

| **PURCHASER (if an individual):** |
| By_____ |
| Name: |

| **PURCHASER (if an entity):** |
| _____ |
| Legal Name of Entity |
| |
| By_____ |
| Name: |
| Title: |

State/Country of Domicile or Formation: _____

The offer to purchase Securities as set forth above is confirmed and accepted by the Company as to [amount of Securities to be acquired by Purchaser] for [total amount to be paid by Purchaser].

| **Oomi Inc.** |
| By_____ |
| Name: |
| Title: |

EXHIBIT D
Crowd Note

Oomi, Inc.

CROWD NOTE

FOR VALUE RECEIVED, Oomi, Inc. (the "**Company**"), hereby promises to pay to each investor (the "**Investor**") who is recorded in MicroVenture Marketplace Inc., (the "**Platform**") records as having subscribed to this security (the "**Crowd Note**") the principal sum of his/her subscription (the "**Purchase Price**") unless converted into equity securities pursuant to Section 2.

The "**Valuation Cap**" is $4 million or $5 million (See the Conversion Price Below)

The "**Discount**" is 20%.

The "**Offering End Date**" is January 13, 2020.

1. Definitions.

a. "**Conversion Shares**" shall mean with respect to a conversion pursuant to Section 2, shares of the Company's Preferred Stock issued in the Qualified Equity Financing.

b. "**Conversion Price**" with respect to a conversion pursuant to Section 2 shall equal the lower of (A) the product of (1) one minus the Discount and (2) the price paid per share for Preferred Stock by the investors in the Qualified Equity Financing or (B) the quotient resulting from dividing (1) the Valuation Cap by (2) the Fully-Diluted Capitalization immediately prior to the closing of the Qualified Equity Financing.

    i. Investors that purchase the first Twenty-Five Thousand (25,000) Crowd Notes and thereby fund the first Twenty-Five Thousand Dollars ($25,000) will receive Crowd Notes with a conversion provision based on a $4 million valuation cap instead of a $5 million valuation cap. That means, in connection with equity financing of at least $1,000,000, the Company has the option to convert the Crowd Note into non-voting preferred shares (Conversion Shares) at a price based on the lower of a (A) a 20% discount to the price per share paid for Preferred Stock by investors in the Qualified Equity Financing or (B) the price per share based on a $4 million valuation cap [instead of $5 million].

ii. The lower of (A) the product of (1) one minus 20% and (2) the price paid per share for Preferred Stock by the investors in the Qualified Equity Financing or (B) the quotient resulting from dividing (1) the Valuation Cap by (2) the Fully-Diluted Capitalization immediately prior to the closing of the Qualified Equity Financing.

c. "**Corporate Transaction**" shall mean:

i. the closing of the sale, transfer or other disposition of all or substantially all of the Company's assets,

ii. the consummation of the merger or consolidation of the Company with or into another entity (except a merger or consolidation in which the holders of capital stock of the Company immediately prior to such merger or consolidation continue to hold at least 50% of the voting power of the capital stock of the Company or the surviving or acquiring entity),

iii. the closing of the transfer (whether by merger, consolidation or otherwise), in one transaction or a series of related transactions, to a person or group of affiliated persons (other than an underwriter of the Company's securities), of the Company's securities if, after such closing, such person or group of affiliated persons would hold 50% or more of the outstanding voting stock of the Company (or the surviving or acquiring entity), or

iv. the IPO, liquidation, dissolution or winding up of the Company; provided, however, that a transaction shall not constitute a Corporate Transaction if its sole purpose is to change the state of the Company's incorporation or to create a holding company that will be owned in substantially the same proportions by the persons who held the Company's securities immediately prior to such transaction.

d. "**Corporate Transaction Payment**" shall mean an amount equal to two times (2X) the Purchase Price. If there are not enough funds to pay the Investors in full, then proceeds from the respective transaction will be distributed with equal priority and pro rata among Investors in proportion to their Purchase Price.

e. "**Date of Issuance**" shall mean the date upon which the Investor subscription is recorded in the Platform's records as having been accepted by the Company at the date of closing.

f. "**Fully-Diluted Capitalization**" shall mean the number of shares of outstanding Common Stock of the Company on a fully-diluted basis, including (i) conversion or exercise of all securities convertible into or exercisable for Common Stock, (ii) exercise of all outstanding options and warrants to purchase Common Stock and, in the case of Section 1(b), (iii) the shares reserved or authorized for issuance under the Company's existing stock option plan or any stock option plan created or increased in connection with such transaction; but excluding, for this purpose, the conversion contemplated by the applicable provision of Section 2.

g. "**Irrevocable Proxy**" shall mean the agreement appointing the Platform or an affiliate of the Platform as the sole and exclusive attorney and proxy of the Investor, with full power of substitution and re-substitution, to vote and exercise all voting and related rights with respect to all of the securities of the Company that now are or hereafter may be beneficially owned by Investor.

h. "**Major Investor**" shall mean any Investor in a Crowd Note in which the Purchase Price is equal to or greater than $25,000.

i.   **"Maximum Raise Amount"** shall mean $107,000 under Regulation CF.

j.   **"Outstanding Principal"** shall mean the total of the Purchase Price.

k.   **"Qualified Equity Financing"** shall mean the first sale (or series of related sales) by the Company of its Preferred Stock following the Date of Issuance from which the Company receives gross proceeds of not less than $1,000,000 (excluding the aggregate amount of securities converted into Preferred Stock in connection with such sale or series of related sales).

l.   **"Shadow Series"** shall mean shares of a series of the Company's Preferred Stock that is identical in all respects to the shares of Preferred Stock issued in the Qualified Equity Financing (e.g., if the Company sells Series A Preferred Stock in the Qualified Equity Financing, the Shadow Series would be Series A-1 Preferred Stock), except that the liquidation preference per share of the Shadow Series shall equal the Conversion Price (as determined pursuant to Section 2) and the following additional differences:

   i.   Shadow Series shareholders shall grant their vote on any matter that is submitted to a vote or for the consent of the stockholders of the Company (except for on matters required by law) by Irrevocable Proxy;

   ii. Shadow Series shareholders shall receive quarterly business updates from the company through the Platform but will have no additional information or inspection rights (except with respect to such rights which are required by law).

m.   **"Target CF Minimum"** shall mean $25,000 raised via Regulation CF.

2. Conversion of the Crowd Note.

1. **Qualified Equity Financing.** Upon the occurrence of a Qualified Equity Financing the Crowd Note will convert into Conversion Shares pursuant to the following:

   a.   If the Investor <u>is not</u> a Major Investor, the Crowd Note will convert into Conversion Shares upon the earlier of (i) the Company's election or (ii) a Corporate Transaction.

   b.   If the Investor <u>is</u> a Major Investor, the Company will convert the Crowd Note into Conversion Shares prior to the closing of the Qualified Equity Financing.

2. **Conversion Mechanics.** Company shall convert the Crowd Note into Conversion Shares equal to the quotient obtained by dividing the Outstanding Principal by the Conversion Price.

   a.   The issuance of Conversion Shares pursuant to the conversion of this Crowd Note shall be upon and subject to the same terms and conditions applicable to the stock sold in the Qualified Equity Financing; <u>provided, however</u>, that if the Investor <u>is not</u> a Major Investor, the Investor shall receive shares of a Shadow Series with certain limited rights.

3. **Corporate Transaction**. In the event of a Corporate Transaction, the Company shall notify the Investor in writing of the terms of the Corporate Transaction.

   a.   If the Corporate Transaction occurs prior to a Qualified Equity Financing, the Investor shall receive the higher value received by either:

      i.   Converting this Crowd Note into that number of Conversion Shares equal to the quotient obtained by dividing the Purchase Price by the Conversion Price, or

    ii. Obtaining the Corporate Transaction Payment.

   b. If the Corporate Transaction occurs after a Qualified Equity Financing the Company shall convert this Crowd Note into Conversion Shares pursuant to Section 2 (a).

4. **Mechanics of Conversion**. As promptly as practicable after the conversion of this Crowd Note, the Company at its expense will issue and deliver to the Investor, upon surrender of this Crowd Note, the respective number of Conversion Shares.

5. **Note Completion**. This Crowd Note will terminate upon the earlier of: (a) a conversion of the entire Purchase Price under this Crowd Note into Conversion Shares; or (b) the payment of amounts due to the Investor pursuant to Section 3 (a).

3. **Representations and Warranties of the Company**. In connection with the transactions provided for herein, the Company hereby represents and warrants to the Investor that:

1. **Organization, Good Standing and Qualification**. The Company is a corporation duly organized, validly existing, and in good standing and has all requisite corporate power and authority to carry on its business as now conducted. The Company is duly qualified to transact business and is in good standing in each jurisdiction in which the failure to so qualify would have a material adverse effect on its business or properties.

2. **Authorization**. Except for the authorization and issuance of the Conversion Shares issuable in connection with a Qualified Equity Financing or a Corporate Transaction, all corporate action has been taken on the part of the Company, its officers, directors and stockholders necessary for the authorization, execution and delivery of this Crowd Note. The Company has taken all corporate action required to make all of the obligations of the Company reflected in the provisions of this Crowd Note the valid and enforceable obligations they purport to be, and this Crowd Note, when executed and delivered by the Company, shall constitute the valid and legally binding obligation of the Company, enforceable against the Company in accordance with its terms.

3. **Offering**. Subject in part to the truth and accuracy of the Investor's representations set forth herein, the offer, sale and issuance of this Crowd Note are exempt from the registration requirements of any applicable state and federal securities laws, and neither the Company nor any authorized agent acting on its behalf will take any action hereafter that would cause the loss of such exemption.

4. **Compliance with Other Instruments**. The execution, delivery and performance of this Crowd Note, and the consummation of the transactions contemplated hereby, will not constitute or result in a default, violation, conflict or breach in any material respect of any provision of the Company's current Certificate of Incorporation or bylaws, or in any material respect of any instrument, judgment, order, writ, decree, privacy policy or contract to which it is a party or by which it is bound, or, to its knowledge, of any provision of any federal or state statute, rule or regulation applicable to the Company.

5. **Valid Issuance of Stock**. The Conversion Shares, when issued, sold and delivered upon conversion of this Crowd Note, will be duly authorized and validly issued, fully paid and nonassessable, will be free of restrictions on transfer other than restrictions on transfer set forth herein and pursuant to applicable state and federal securities laws and, based in part upon the representations and warranties of the Investor herein, will be issued in

compliance with all applicable federal and state securities laws.

6. **Intellectual Property**. To its knowledge, the Company owns or possesses or believes it can acquire on commercially reasonable terms sufficient legal rights to all patents, patent applications, trademarks, trademark applications, service marks, trade names, copyrights, trade secrets, licenses, domain names, mask works, information and proprietary rights and processes as are necessary to the conduct of its business as now conducted and as presently proposed to be conducted without any known conflict with, or infringement of, the rights of others. The Company has not received any communications alleging that the Company has violated or, by conducting its business, would violate any of the patents, trademarks, service marks, trade names, copyrights, trade secrets, mask works or other proprietary rights or processes of any other person.

7. **Litigation**. To the Company's knowledge, there is no private or governmental action, suit, proceeding, claim, arbitration or investigation pending before any agency, court or tribunal, foreign or domestic, or threatened against the Company or any of its properties or any of its officers or managers (in their capacities as such). There is no judgment, decree or order against the Company, or, to the knowledge of the Company, any of its directors or managers (in their capacities as such), that could prevent, enjoin, or materially alter or delay any of the transactions contemplated by this Crowd Note, or that could reasonably be expected to have a material adverse effect on the Company.

4. **Representations and Warranties of the Investor**. In connection with the transactions provided for herein, the Investor hereby represents and warrants to the Company that:

1. **Authorization**. This Crowd Note constitutes Investor's valid and legally binding obligation, enforceable in accordance with its terms, except as may be limited by (i) applicable bankruptcy, insolvency, reorganization, or similar laws relating to or affecting the enforcement of creditors' rights and (ii) laws relating to the availability of specific performance, injunctive relief or other equitable remedies.

2. **Purchase Entirely for Own Account**. Investor acknowledges that this Crowd Note is issued to Investor in reliance upon Investor's representation to the Company that the Crowd Note will be acquired for investment for Investor's own account.

3. **Required Information**. The Investor acknowledges they have received all the information necessary or appropriate for deciding whether to invest in this Crowd Note, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information provided.

4. **Reliance on Advice**. The Investor acknowledges that they are not relying on the advice or recommendations of the Company or MicroVenture Marketplace Inc., or the affiliates of either, and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate.

5. **Federal or State Agencies**. The Investor acknowledges that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

6. **Voting and Inspection Rights**. The Investor acknowledges that if they <u>are not</u> a Major Investor they shall have limited voting, information and inspection rights.

7. **No Public Market**. The Investor acknowledges that no public market now exists for any of the

securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

5. **Miscellaneous**.

   1. **Security.** This Crowd Note is a general unsecured obligation of the Company.

   2. The Investor agrees to take any and all actions determined in good faith by the Company's board of directors to be advisable to reorganize this instrument and any shares of Capital Stock issued pursuant to the terms of this instrument into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd Notes.

   3. **Successors and Assigns**. The terms and conditions of this Crowd Note shall inure to the benefit of and be binding upon the respective successors and assigns of the parties hereto; provided, however, that the Company may not assign its obligations under this Crowd Note without the prior written consent of the Investor.

   4. **Governing Law**. This Crowd Note shall be governed by and construed under the laws of Delaware as applied to other instruments made by Delaware residents to be performed entirely within the state of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of law.

   5. **Notices**. All notices and other communications given or made pursuant to this Crowd Note shall be in writing and shall be deemed effectively given upon the earlier of actual receipt or: (a) personal delivery to the party to be notified, (b) when sent, if sent by electronic mail or facsimile during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient's next business day, (c) five days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (d) one business day after deposit with a nationally recognized overnight courier, freight prepaid, specifying next business day delivery, with written verification of receipt.

   6. **Financing Agreements**. The Investor understands and agrees that the conversion of the Crowd Note into Conversion Shares may require the Investor's execution of certain agreements relating to the purchase and sale of such securities as well as registration, co sale, rights of first refusal, rights of first offer and voting rights, if any, relating to such securities. The Investor agrees to execute all such agreements in connection with the conversion so long as the issuance of Conversion Shares issued pursuant to the conversion of this Crowd Note are subject to the same terms and conditions applicable to the Preferred Stock sold in the Qualified Equity Financing (or the Shadow Series).

   7. **Severability**. If one or more provisions of this Crowd Note are held to be unenforceable under applicable law, such provision shall be excluded from this Crowd Note and the balance of the Crowd Note shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms.

   8. **Transfer of a Crowd Note**. Subject to compliance with applicable federal and state securities laws (including the restrictions described in the legends to this Crowd Note), this Crowd Note and all rights hereunder are transferable in whole or in part by the Investor to any person or entity upon written notice to the Company.

   9. **Escrow Procedures**. No investor funds shall be released from escrow until the Target CF Minimum is reached. The Target CF Minimum must be met on or before the Offering Date for

funds to be released from escrow.

    10. **Entire Agreement; Amendments and Waivers**. This Crowd Note constitutes the full and entire understanding and agreement between the parties with regard to the subjects hereof. The Company's agreements with each Investor are separate agreements, and the sales of the Crowd Notes to each Investor are separate sales.

6. **Dispute Resolution**.

    1. **General Rule.** Any dispute under this Crowd Note will be resolved through arbitration, not through the court system. All arbitration will be conducted in Wilmington, Delaware unless both parties agree otherwise in writing in a specific case. All arbitration will be conducted before a single arbitrator in following the rules of the American Arbitration Association. Except as required by law, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

    2. **Appeal of Award.** Within thirty days of a final award by the single arbitrator, either party may appeal the award for reconsideration by a three-arbitrator panel. If there is an appeal, the other party may cross-appeal within thirty days after notice of the appeal. The panel will reconsider all aspects of the initial award that are appealed, including related findings of fact.

    3. **Effect of Award.** Any award by the individual arbitrator that is not subject to appeal, and any panel award on appeal, shall be final and binding, except for any appeal right under the Federal Arbitration Act, and may be entered as a judgment in any court of competent jurisdiction.

    4. **No Class Action Claims.** NO ARBITRATION SHALL PROCEED ON A CLASS, REPRESENTATIVE, OR COLLECTIVE BASIS. No party may join, consolidate, or otherwise bring claims for or on behalf of two or more individuals or unrelated corporate entities in the same arbitration unless those persons are parties to a single transaction. An award in arbitration shall determine the rights and obligations of the named parties only, and only with respect to the claims in arbitration, and shall not (i) determine the rights, obligations, or interests of anyone other than a named party, or resolve any claim of anyone other than a named party, or (ii) make an award for the benefit of, or against, anyone other than a named party. No administrator or arbitrator shall have the power or authority to waive, modify, or fail to enforce this paragraph, and any attempt to do so, whether by rule, policy, and arbitration decision or otherwise, shall be invalid and unenforceable. Any challenge to the validity of this paragraph shall be determined exclusively by a court and not by the administrator or any arbitrator. If this paragraph shall be deemed unenforceable, then any proceeding in the nature of a class action shall be handled in court, not in arbitration.

7. **Approval**. The Company hereby represents that its Board of Directors, in the exercise of its fiduciary duty, has approved the Company's execution of this Crowd Note based upon a reasonable belief that the Purchase Price provided hereunder is appropriate for the Company after reasonable inquiry concerning the Company's financing objectives and financial situation. In addition, the Company hereby represents that it intends to use the proceeds primarily for the operations of its business, and not for any personal, family or household purpose.

8. **Subscription Procedure**. Each Investor, by providing his or her name, and subscription amount, confirms such investment through the Platform and has signed this Crowd Note electronically. Investor agrees that his or her electronic signature is the legal equivalent of his or her manual signature on this Crowd Note. By confirming, the Investor consents to be legally bound by the Crowd Note's terms and conditions, and to

the terms and conditions of subscription established by the Platform. All Investors will be processed via Regulation CF. Investments may be accepted up to the Maximum Raise Amount up until the Offering End Date.

EXHIBIT E
Pitch Deck



SaaS for Animators & Video Game Developers

Legal Notice

Any statements contained in this document regarding us, our expectations, beliefs, plans, objectives, assumptions, or future events or performance are not historical facts and are forward-looking statements. Investors are cautioned that these forward-looking statements involve uncertainties and risks that could cause actual performance and results of operations to differ materially from those anticipated. The forward-looking statements contained herein represent our judgment as of the date of publication of this document, and we caution you not to place undue reliance on such statements. We are a startup business and, as such, certain images contained in this document are for illustration purposes only. Our company, our management, and our affiliates assume no obligation to update any forward-looking statements to reflect events are the initial publication of this document or to reflect the occurrence of subsequent events.

Please see the end of this presentation for important risk disclosure information.

Challenge


Animation can be extremely time consuming[1] and costly[2] for creators and production studios
unomi

1. https://www.studiopigeon.com/blog/how-long-does-it-take-to-produce-an-animation/
2. https://www.wyzowl.com/how-much-does-animated-video-cost/

Market

Global Video Game Software Industry[1]

$23 BILLION

Total Revenue in 2018

Global Animation Industry[2]

$259 BILLION

Total Value in 2018 (Projected to reach $270B by 2020)



1. https://www.ibisworld.com/united-states/market-research-reports/video-game-software-publishing-industry/

2. https://www.researchandmarkets.com/research/hh3jc7/global_animation

Our Solution

UNOMi has developed automated technology and tools designed to reduce the production time and budget for animated content.



Product: UNOMi 2D Lip-Syncing Application

The **UNOMi 2D/3D Lip-Sync** application automatically syncs mouth poses to voice-over recordings of each character, which allows animators to create content at quicker speeds.





Product Development: UNOMi Motion Capture Application

Engineered to facilitate tracking of human movement without a tracking suit and motion capture facility. **UNOMi** is working towards tracking full body movement from a prerecorded video.





Product Development: UNOMi Avatar Builder Application

The **UNOMi Avatar Builder** will allow users to create 3D characters with ease. They will have the ability to select the body type, clothing, hair, skin color, accessories, and more. Characters will then be easily integrated with UNOMi's other software applications.



Product Development: UNOMi Voiceover Application

UNOMi Voiceover will provide audiobook editors the capability to scan over 10 hours of audio for errors and allow them to make edits within the software platform. This product is designed to simplify voice editing processes.





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Assets
Composition_02
Composition_03
THE DIVIDE/Robinson 15
tribe to border both the Divide and the ocean, our responsibilities are twofold. Though we are able to fish our coastal waters, fishermen must enter the water naked and tethered to shore. If evidence of our occupation was swept out with the tide, it could wash up on shore further south and be found. The water protects us, so says the Prime Law, but no one knows if the Divide can be crossed, and no one wants to find out.
I'm spotted by lookouts hidden in the trees. I don't know they're around me until I hear twin pairs of mourning doves cooing at my approach. The soft coo tells the guards on the ground that a member of the tribe is returning. Had they been crow calls, I would have been greeted by spears instead of helping hands.
Two young men rush out to greet me, their hair cut short to prevent lice and to deter ticks. Neither of them say 'hello,' or welcome me home. Despite their age, and social standing, I am still less. A shepherd. One of them lingers, eyeing my wounds, and then the lions, his eyes showing a flash of respect as he realizes who killed the beasts. Then they take the poles from my shoulders and drag my kills away. I won't see them again. I won't taste their flesh. If anything, I will be berated for consuming the heart, which should have gone to Micha or to his child-bearing wives.
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unomi

Business Model

2D/3D Lip-Sync

Price per Seat

- Free Trial (Limited Features)
  - Monthly Subscription
(2D) $34.99 / (3D) $98.99
  - Annual Subscription
(2D) $385.98 / (3D) $998.88



Business Model

Motion Capture Software

Price per Seat

- Free Trial (Limited Features)
  - Monthly Subscription
$3,000.97
  - Annual Subscription
$28,800.96



Business Model

3D Avatar

Price per Seat

**One-time fee:
$350**



Product Roadmap

Launched UNOMi 2D/3D Lip-Syncing Application

Plans to Launch UNOMi Voiceover Application

Plans to Launch UNOMi Motion Capture Application

Plans to Launch UNOMi Avatar Builder Application

September 2019

EOY 2019

Q1 2020

Q2 2020

Our Target Customers

Television and Film Studios
Netflix, Disney, Cartoon Network, Amazon.

Independent Content Creators
YouTubers, Independent Artist, Animators and Video Game Developers

Universities/ Students
Students and Universities teaching Animation and Game development.

unomi

Our Advantages

- Easy to use due to our intuitive interface. No need to take any classes or have any special training.

- Automation technology simplifies processes and aims to remove human error.

- Motion Capture software will not require multiple cameras, a tracking suit, or special equipment.

Team



Obi Onyejekwe
CEO/Technical Founder

- Experienced entrepreneur
- First startup, Nito, was acquired by AOL[1]
- Created multi-media campaigns for Nickelodeon, BET, and Spike TV



Arama M. Brown
Lead Software Engineer/Co-Founder

- Lead engineer with experience developing machine learning and artificial intelligence software that analyzes live music
- Solutions Architect for OpenX, an adtech platform

1.
http://www.cynopsis.com/story/aol-acquires-nito-inc-to-create-face-related-animations/

Crowdfunding Campaign Use of Proceeds[1]



- Research and Development
- Legal Fees
- Marketing
- General Working Capital

5%

5%

14%

76%

[1] Assuming maximum raise.

THANK YOU



Risk Disclosures

Investment Risk

An investment in the company is speculative, and as such is not suitable for anyone without a high tolerance for risk and a low need for liquidity. You should invest only if you are able to bear the risk of losing your entire investment. There can be no assurance that that investors will receive any return of capital or profit. Investors should have the financial ability and willingness to accept the risks (including, among other things, the risk of loss of their entire investment and the risks of lack of liquidity) that are characteristic of private placement investments. There will be no public market for the securities being offered, applicable securities laws will restrict any transfer of the securities, and the securities will not be transferable without the company's consent.

The information provided herein is not intended to be, nor should it be construed or used as, investment, tax or legal advice, a recommendation to purchase, or an offer to sell securities of the company. You should rely on the offering statement and documents attached as exhibits to the offering statement when making any investment decision. An investment in the company is not suitable for all investors.

Risk Disclosures

<u>Company Risk</u>

The company's industry is highly competitive, and the company may not be able to compete effectively against the other businesses in its industry. The company is subject to a number of significant risks that could result in a reduction in its value and the value of the company securities, potentially including, but not limited to:

- Rapidly changing consumer preferences and market trends,
- Inability to expand and maintain market acceptance for the company's services and products,
- Inability to gain access to international markets and comply with all applicable local laws and regulations,
- Inability to achieve management's projections for growth, to maintain or increase historical rates of growth, to achieve growth based on past or current trends, or to effectively manage rapid growth,
- Inability to develop, maintain and expand successful marketing relationships, affiliations, joint ventures and partnerships that may be needed to continue and accelerate the company's growth and market penetration,
- Inability to keep pace with rapid industry, technological and market changes that could affect the company's services, products and business,
- Technological problems, including potentially widespread outages and disruptions in Internet and mobile commerce,
- Potential costs and business disruption that may result if the company's customers complain or assert claims regarding the company's technology,
- Failure to adequately address data security and privacy concerns in compliance with U.S. and international laws, rules and policies,
- Performance issues arising from infrastructure changes, human or software errors, website or third-party hosting disruptions, network disruptions or capacity constraints due to a number of potential causes including technical failures, cyber-attacks, security vulnerabilities, natural disasters or fraud,

Risk Disclosures

Company Risk (cont'd)

- Inability to adequately secure and protect intellectual property rights,
- Potential claims and litigation against the company for infringement of intellectual property rights and other alleged violations of law,
- Difficulties in complying with applicable laws and regulations, and potential costs and business disruption if the company becomes subject to claims and litigation for legal non-compliance,
- Changes in laws and regulations materially affecting the company's business,
- Liability risks and labor costs and requirements that may jeopardize the company's business,
- Dependence on and inability to hire or retain key members of management and a qualified workforce,
- Ongoing need for substantial additional capital to support operations, to finance expansion and/or to maintain competitive position,
- Issuance of additional company equity securities at prices dilutive to existing equity holders,
- Potential significant and unexpected declines in the value of company equity securities, including prior to, during, and after an initial public offering, and
- Inability of the company to complete an initial public offering of its securities, merger, buyout or other liquidity event.

EXHIBIT F
Video Transcript 1






Unomi File Edit Composition View Help
UNOMi 3D Lip-Sync
0:22 / 0:56


vicomtech
IK4 Research Alliance
UNOMi Motion Capture
Skill: Frontal Block
0:35 / 0:56









vicomtech
IK4 Research Alliance
Husqvarna
UNOMi Motion Capture
Skill: Punt Kick
0:39 / 0:56

vicomtech
IK4 Research Alliance
BERDROLA
UNOMi Motion Capture
Skill: Serve
0:48 / 0:56


GetUNOMI.com

0:53 / 0:56

EXHIBIT G
Video Transcript 2

"Hi. My name is Obi Onyejekwe and I am the CEO and Founder of UNOMi.

UNOMi is a software-as-a-service for animators and video game developers. Our top mission is to automate the most complicated tasks in the animation and video game development process. We're doing this with our 2D and 3D lip-syncing tool that automates human speech for 2D and 3D characters for animated movies and shows.

We also have a motion capture software that tracks human movement without special cameras or a tracking suit.

So UNOMi has multiple clients, one of them being Berdhouse Studios, which is currently using UNOMI for their hit YouTube show, called *Bitcoin And Friends.*

'*Why are they running in different directions? There's more miners. Now rewards being distributed over thousands of them.*'

Now is an exciting time to join our team. We're currently raising funds through our equity crowdfunding campaign on MicroVentures. This will allow us to build out the full features of all our software packets.

So, proceeds will go to build out of the front-end technology of our motion tracking technology. The back-end is already done, but with your proceeds, we'll be able to roll out a fully developed product and go to market. Proceeds will also go to our avatar builder. This is a 3D platform that will allow users to build 3D animated characters similar to what you see in video game consoles. From there they will be able to build their characters, use our motion capture software to make them move and then they'll be able to use of lip-syncing software to make them talk and expand their speech.

With our suite of software combined, this will allow university students, professional studios and independent artists an opportunity to create animated content and games easier and faster. So, a huge opportunity for them not only to learn and improve the skills within their field but as well as generate additional revenue.

So, of course my team comprises of myself and my team of engineers. I come from the advertising and entertainment background. UNOMi is my second startup. My first startup was Nito, which was acquired by AOL. My team is a phenomenal group of engineers here in Los Angeles. And I also have a team of engineers in Spain that have an extensive background in machine-learning as well as computer vision.

We hope you will join our team by backing us on our equity crowdfunding campaign on MicroVentures."

EXHIBIT H
Webinar Transcript

Brett:	Hi, everybody. This is Brett Andrews with MicroVentures. Thank you all for joining us for the webinar today. Today we'll be hearing from UNOMi, a software platform for animators. We are joined today by their founder and CEO, Obi Onyejekwe.
	In addition to his responsibilities at UNOMi, Obi is the COO and co-founder of Pixel Pirate Studio, a production company that develops animated content and mobile games for brands. Before that, he was the founder and CEO at Nito, a content branding startup where he led all strategic efforts of the company. In June 2016, he sold Nito to AOL.
	He has worked on multimedia campaigns for large companies and major entertainment entities like Spike TV, Nickelodeon, BET, and others. Obi graduated cum laude with a degree in graphic design from Georgia State University.
	How are you doing today, Obi?
Obi:	Great. Great. Thanks for having me.
Brett:	Yeah, thanks for joining us. Real quick, before we get started, want to let everybody know the format. Hopefully you can see Obi's screen. You can see the first slide of the presentation deck. Obi's going to spend about 10 or 15 minutes going through that deck. He'll give his presentation. During that presentation, we encourage you to send in questions. If you go over to your GoToWebinar control panel, you should see a tab titled Questions. You can feel free to submit those during the presentation, as they won't interrupt Obi. They'll just go to me. Then, at the end of the presentation, we will go into Q&A and answer any of the questions that have been submitted and any others that anyone may have.
	With that, Obi, I'll let you take it away and introduce everyone to UNOMi.
Obi:	Thank you. As you guys know, UNOMi is as a software as a service for animators and video game developers, and then as CEO I definitely started this company to really help democratize creativity, overall, in the animation and content creation industry.
	Animation is extremely time-consuming and costly, as you know. It costs animation studios hundreds of thousands of dollars well into millions of dollars to create an animated show or even a movie.
	The market overall is quite large. You have a $23 billion industry for video game software and, of course, the global animation industry's $259 billion. You're talking about all the animation studios globally, from Pixar, as well as a lot of the studios that they outsource to, Cartoon Network, Nickelodeon, Disney. It's a massive industry.
	Our solution in the industry is to automate the most complex tasks. We've developed a lip-syncing software for 2D and 3D animation, as well as a motion tracking software, as well as a couple other tools.
	All this stuff combined really will streamline the production pipeline for animators. Many of these studies are using our software now. It's a bit of a game changer.
	As you know, our first product is the 2D lip-syncing application for 2D animation. We have a couple studios using it right now. Instead of animators going frame by frame animating the mouths of the characters, they now have the opportunity to use UNOMi, which will automate the process.

It's extremely time-consuming because animators have to sound out the characters' voices and then match up the correct mouth poses, frame by frame. To put that in a bit of context, it takes 30 frames to equate to one second of animation, so they have to go through 30 frames of matching up mouth poses just to get it right, and then a lot of times they don't get it right and have to redo it over and over again.

On average, it'd probably take an animator a day just to do about 30 seconds of lip-syncing where UNOMi can do 30 seconds in about 12 seconds. You're talking about months of work down to about one or two days using UNOMi.

Same rule applies for the 3D version. The 3D version of the software, it's automated as well, and the pain point's even worse. To do about 30 seconds of lip-syncing with 3D, you're looking at about two to three weeks of animated work. Once again, UNOMi will do that in about 12 seconds, saving even more money and time on a 3D market. That also translates to video games as well, so if you want to have animated characters talking, UNOMi's definitely where to go.

We're also currently developing our motion capture software. The core end technology is done, and we're currently working on the front end development. We just finished a UI/UX to that interface.

With this, instead of animators, or even studios or creatives having to rent out motion capture facilities with the tracking suit, the green screen stage, they could easily use UNOMi to, within an office environment, open space, anywhere you're at that's well-lit, and with any camera, record any individual doing a back flip, whether it be sword fighting or wrestling, and then load that footage to UNOMi and it will [inaudible 00:05:48] your 3D movement, and then render out a 3D file that you can use in any prospective 3D program. That could be anything from Maya, Cinema 4D, 3D Studio Max, or even Blender.

With that said, it saves a tremendous amount of time in the content creation market. You're looking at being able to create a dancing animated character within a couple minutes and then loading it to any... whether it be a digital promotion... well, I guess, or social media content creation. Or you could have even have it for a animated show or even a video game.

From there, we're also developing Avatar Builder. By doing this, you'll be able to create your 3D avatar easily and quickly. Then, using UNOMi motion capture to make the character move, and then UNOMi Voiceover or UNOMi lip-syncing tool to make the character talk.

This product will be a plugin within After Effects, Premiere, and, most likely, Final Cut. This tool will be easy to use. Users will be able to easily select their outfit, skin tone, size, muscular to thin, hair, and then go from there. You pick out the colors, the outfits, and then from there you'll have a fully built-out 3D avatar and then, using UNOMi's other tools, you can make them move and talk.

We're also working on what's called UNOMi Voiceover application. With this tool, it's for the audiobook industry, which is growing by about 25% every year. Instead of users having to... One of the top pain points with editing audiobooks is each editor has to listen to over 10 hours of the audiobook and make sure that the script aligns with the voiceover. The problem here is, it takes over 10 hours, it's extremely time-consuming. By creating a software that automates that process, it saves a tremendous amount of time and energy. Now they can load up to maybe even 10 or more audiobooks, have UNOMi track it all at once, and then load a PDF that breaks down all the errors and the issues, and then from there they can start editing the audio.

Our business model. We're licensing our software. For the 2D and 3D lip-syncing software, it will be a monthly subscription and an annual subscription. We'll also have a free trial for users to test it out. The monthly subscription... it could go for a 2D version, $34.99, and of course 3D's $98.99.

Now, these are to start, the MVP prices. Once we fully develop all the other bells and whistles and the major features within the software, we will be raising the rate for both platforms. Then of course the annual subscription is a discount. It's about a 15% discount if you do an annual subscription.

The business model for the motion capture, same thing, we'll have a free trial for users and then a monthly and an annual subscription. We'll start off with about a $3,000 monthly subscription for the motion capture and then, of course, the annual subscription for major studios that really want to truly commit to using the software on an annual basis.

Just to put a little bit of context to these numbers, if you use a motion capture facility, you're looking at about $2,000 an hour for those facilities. Just using UNOMi, I think, for once or twice a month gets you a better value than using a motion capture facility.

Then of course with the avatar builder, that'd be a flat fee. It will be a plugin for, like I said, After Effects, Premiere, and Final Cut, and we'll start that about $350 flat fee, but we'll also roll out various versions. Of course, there'll be the human pack, the monster pack, and then other... maybe the alien pack. We will be using the same business model and then rolling out new avatars that people can play with and create.

Product roadmap. We currently have UNOMi 2D and 3D launched. We have users for 2D. We're currently promoting 3D. We have about seven people testing it out right now. They're very pleased with the result and the amount of time and energy that it saves. Then we are almost done with UNOMi Voiceover. That should be done either by end of the year or beginning of 2020. The front end is just about done. The back end is fully developed. Then, for UNOMi Motion Capture, our game plan is to have that done probably between Q1 and Q2, so there's a... core back end of that is complete, so now we're just working on the front end development for it. Hopefully we raise the full amount of capital, and then we'll be able to build out UNOMi Avatar Builder as well.

Our target customers. We're definitely going after the Netflix, the Disney, Cartoon Network, Amazon... We've been talking to Amazon.

We've also been talking to representatives on Cartoon Network and we are talking to some major studios right now, so talking to REVOLT TV and BET. Hopefully we can lock in some deals with some major networks, either before the end of the year or beginning of 2020.

We're also going after independent content creators. These are your YouTube content creators and video game developers that have a smaller budget. The beauty with them is there're over 700,000 YouTube content creators that are focused on animation, so this could be game changer for them because the lip-syncing for animated characters, especially for 2Ds, one of the most complex and time-consuming aspects of animation. This could definitely be a game changer for them and allow them to create content easier and faster.

Of course, students at universities. This is a huge opportunity for us. The beauty with them is we've been talking to a couple of universities. The beauty is that they order a lot of seats. The numbers I showed you before, that's per seat, so universities would order, on a low end, probably 60 seats. Globally, I think it's... We have it mapped out at about close to 3,000 universities that we'd be reaching out to.

Our advantages. Our software is really easy to use. You don't have to take any courses. You don't have to go online or do any online courses. You could simply watch a couple videos and then it's pretty easy to use, highly intuitive. The automated technology, ultimately, UNOMi does work for you. Instead of you going frame by frame or working with a bunch of complex tools to create your assets, UNOMi, like I said, it's automated and it's doing the work for you, ultimately.

The motion capture software is unique. It doesn't require multiple cameras. No tracking suit, no special equipment. All you do is record it, upload it, and you're good to go. Now, there are specifications. You definitely want to record the full body. You don't want to record people wearing dresses or flowy dresses. You definitely want tighter suits, but other than that, it's pretty good. You're good to go.

Just to break down the team, there's, of course, myself, CEO, technical founder. I do all the UI/UX, the branding and design, the look of the applications, as well as our website and marketing material. I come from the advertising and entertainment background. I worked at Nickelodeon, BET, Spike, multiple ad agencies like Dentsu America. Nito was my first startup. Then we later on sold it to AOL and got a pretty decent exit for our investors.

Then there's Arama Brown. She's our lead software engineer and co-founder. Does a phenomenal job. She helped optimize and build out the core back end technology for the lip-syncing software, as well as front end development for all software platforms. She has extensive background in mobile as well as the architect for OpenX, so she's a highly experienced engineer, as well.

Then we have a third engineer that we're working with internally. His name is Llama and he comes from a computer vision 3D background. He understands the full context of and complexity of software technology in conjunction with 3D motion. He's doing a great job in building out the UNOMi Voiceover as well as the UNOMi 3D lip-syncing tool. He'll also be the lead on the UNOMi motion capture software, as well.

The use of proceeds. Pretty much once we raise the full amount of capital, 14% will go to legal. That'll help allow us to get patents for the motion capture software, as well as then 5% towards marketing. Then of course a majority of it going to developing the software overall, and then another 5% for general working capital.

Thank you very much. Let me know if you have any questions.

Brett:	Thanks, Obi. We had a couple people join late, so I just want to remind folks that you can submit questions in the Questions tab on your GoToWebinar control panel, and I will be fielding them and putting them towards Obi. But just to kick things off, I gave your background in the intro, and then you talked about it there at the end. I'd love to hear a little more of the backstory on how you got involved in this, the idea behind it, where you saw the need in the market, the origin story of the business, if you don't mind.
Obi:	Oh, yeah. Definitely. After we sold Nito and we were working with Pixel Pirate, we were working on a music video for one of these rappers, and they wanted the animated character to actually start rapping in the music video. It was going to be no lip-syncing whatsoever. We calculated the numbers. I'm thinking it's not going to be too bad, but then once we calculated numbers, it was insane. It was like, I think it was going to be additional $15,000 just to have lip-syncing. I was like, "Okay, this is insane." Like, "Nobody's invented anything quicker or better?"

We did research. We tested other software platforms, and they were just bad. They just didn't work. That's when I saw a major need in the market. Of course, with the motion capture side of things, I definitely saw the pain point there, because there was another project where we needed motion capture and it ate up the budget. When you're paying $2,000 an hour plus the processing fee plus the rental of the suit plus your actor, it just, your numbers rack up really fast and you're looking at quickly at $50,000 and up just for renting out a motion capture facility.

So, yeah. I saw the pain point and a need and I was like, "If we could simplify this, this will be a game changer for everybody who makes animated content and video games."

Brett:	Great. Yeah. I always love when I see a solution that is born out of a real problem in the market rather than one that's in search of one, so I appreciate you sharing that.
	Then we had a couple of questions around competition. I guess first it would be helpful to... You touched on this a little bit in the beginning of the presentation, but for maybe a little more detail, and for those who joined late, what is the status quo, or what is currently being used in the market to solve the problem currently that you basically are coming into to attempt to disrupt?
Obi:	Yeah. Off the bat, you're looking at least 85%, maybe, probably 95% of the market, is doing it by hand. They are not using any special tools whatsoever, just because most of the tools just don't work well enough. The top complaint I've heard is, "Obi, we're just better off doing it by hand because it just doesn't work out right." Maybe it does 10% correct, but you're still going back and fixing it, and because of that they just all do it by hand. Yeah, that's the pain point, at least with the lip-syncing.
	When it comes to Avatar Builder, there is none. Your artists are pretty much, most of the time, building it from scratch. Now, there are other tools from... I forgot the name of the company... there are the companies that have this avatar builder, but problem there is you have to learn how to use their program, and it's not easy. You have to sit there and really take courses on how to use their platform.
	Then for motion capture, I've heard of various tools coming out, but once again, they're not that great. If you have the budget for motion capture, you generally just go with the full-on motion capture facility.
Brett:	Got it. To address, more directly, a couple of the questions that came in around competition and what are the risk factors, what stops the competition from coming, would you say that... If 95% of the market is people doing it by hand, then one of the biggest challenges you'd face would be getting them to adopt a more modern solution, or what do you see as the big risk factor when it comes to-
Obi:	Yeah. Yeah. I definitely see one of the top challenges is really onboarding people to a new platform that's really going to work, because there's a lot of people out there that are a little bit jaded, but the beauty is, once that marketing campaign starts going and then once there's a lot of user feedback from individuals that this is a working product, then the momentum starts to build at that point.
	Same thing with... What we're going to try to do is work with a couple YouTube channels. I don't know if you've ever heard of a ChannelFrederator, but we're trying to work out a deal where if we get on his platform, then he could easily market to the over 700,000 YouTube content creators on that platform.
	What helps is really marketing, having a lot of marketing videos showing people, "Hey, here's the solution to many of your problems." It grows from there.
	As for the competitors, what keeps them back? I think, first off, the motion capture software, it's extremely difficult. If you were to build it from scratch, you're looking at two to three years, at least, just to get that core technology done and done properly. It is not easy by any means. The bigger players like an Adobe, maybe even an Autodesk, those guys generally acquire software like this because the R&D is brutal and there's no guarantee that after those two or three years, you're done.
	On top of that, another hurdle that anybody coming into a marketplace has is user interface. We know one competitor that's in our space and they've already pivoted, and I knew they were going

to pivot a little bit, because I knew that the direction they were going into wasn't [inaudible 00:23:43]. I'm saying that not to be cocky, but I'm saying that as somebody who's used motion capture equipment. motion capture technology. I know what hurdles you're going to go through, because I do it, so I'm ultimately solving a problem for myself.

Brett: Got it. You touched a little bit on the marketing process for this, which leads into another set of questions about the go to market strategy for this. When I look at companies that are B2B enterprise software, which is what this fits into, there's usually two models, and obviously there's different tactics within these two, but there's the actual high touch sales process, which it sounds may be occurring right now with some of these bigger partners, where you or somebody from the future sales team is contacting maybe the animation director or whoever would be the main purchaser within a large entity, and you're trying to sell a lot of seats. Then there's the... on the other end, I think of Adobe, where it's a little more self-service, where they do some marketing and then they have some viral network effects, as well, with PDFs and so on, but then basically people can go to adobe.com and they can purchase the package online, in the cloud.

Between those two, and I could be missing some as well, what do you see as the most viable way of getting this product into the customer's hands?

Obi: No, definitely. Of course, right now, just because I came from the advertising and animation industry, I'm definitely reaching out to friends and people I know at these networks. That helps me get in, and that's my advantage in getting into a major enterprise company quickly.

From there, of course, we will be doing a bit of marketing to the overall industry to just ramp it up, but our top key strategies is, of course, reaching out to bigger, I guess, hubs like of ChannelFrederator that would have that 700,000 user group, and by marketing to them directly, then we could make a huge impact, as well as another tactic that we have is, we've developed plugins before. I've sold them on a site called FxFactory. One of our top strategies is to sell the avatar builder on FxFactory. FxFactory actually loves it when you push users back to your original website. By doing that, we can rapidly upsell users on other key tools, like the motion capture tool and the lip-syncing tool.

Then we've seen amazing sales on FxFactory as well. They only take 20%, but on that site, so, by using them to drive traffic to our other site to upsell people would be a major way to make an impact.

Of course, students and universities... I went to art college. I have friends that are there. I have friends that teach there. By going direct there, directly to those schools and the people I know, we could lock in a couple sales, and of course, as we scale and grow and lock in our full investment capital, then we'll eventually, of course, bring on at least two enterprise sales reps that will scale the company from there.

Brett: Got it. Then we had a question about, for these big studios that you're in conversations with, and what's the biggest hurdle or obstacle in getting them to buy? I want to be clear before you respond to that, that we can't... obviously we're making no guarantees that these purchases are going to happen. They're clearly just conversations, but just in a big picture sense, when you're looking at somebody like Nickelodeon or some of these larger studios, what do you see as the biggest objection that you face when talking to some of these larger partners?

Obi: Yeah. Honestly, it's basically how it works into their production pipeline. What it entails, with me, is I have to ask them and they'll actually show me what their production pipeline is, and I have to make sure that it works fluidly with their pipeline, because every animation studio does things differently and uses various programs. It's basically me educating them on, "Okay, that's how your pipeline works. Cool. It still works with it. You just need to do X, Y, Z." It's just a little bit of education on my part to educate them on how it fits into their production pipeline.

From the outside looking in, they may see it as, "Whoa, this is a huge shift," but I'm like, "No, it's pretty simple." You've got to think of UNOMi less as Photoshop and more as an assembly line. It's doing the work for you, and that's the hardest thing for people to wrap their head around, is that this is automated and not some tool that you have to learn.

Brett: That's actually a really good segue into a question we just had submitted about how this works with other programs. The examples mentioned in this specific question are GoPro software, Final Cut, iMovie. You mentioned the assembly line. Is there other... it's various APIs that could be built where your software is able to communicate with them, or is this just one separate step of the process where you basically develop a file within UNOMi that can be ported over to the other pieces of the puzzle, or how does that work?

Obi: Yeah. Yeah. Perfect example, let's say UNOMi Motion Capture. It'll render out a FBX file or other various 3D file formats that you could easily bring into, let's say, Maya, Cinema 4D, 3D Studio Max. For the lip-syncing software, same thing. The 3D version will export a 3D file that you could bring in and attach to any of your 3D characters.

Now, we are going to be working on other tools to make it even simpler once you import those 3D files. But, yeah, for now, that's how it just simply works. Then, for the 2D lip-syncing, it's either a PNG sequence or JPEG, which is pretty standard in the industry. It will work in Final Cut, Premiere, After Effects, or pretty much any production software on the market now.

Brett: Got it. Okay. I just want to shift gears quickly here. We've got a couple questions left. If anybody has any last-minute ones, please submit them now as we'll be wrapping up soon. This is more on the financial side. You went through the use of funds on the deck, and I know quite a bit of it is for R&D. You talked a little bit about what that is, but maybe get into a little more specifics there, if you can, and then also address overhead burn rate, that sort of thing. There's a couple of questions around that. I want to remind folks, real quick, before Obi addresses that that there is information on historical financials on the MicroVentures website under the UNOMi campaign page. You can find some more detailed information there on a lot of these topics. But maybe, Obi, you can just address that while we have you on the line, about the use of funds and how you see expenses moving forward.

Obi: Yeah. I would say right about now, maybe... I'm just estimating, because we haven't crunched numbers. Probably about $35,000 will go towards a build out of the front end for UNOMi Motion Capture. Then, I think we're going to use the rest of that R&D to build out or add new features to UNOMi 2D lip-syncing and 3D lip-syncing as well. Yeah, I think that's about it. Maybe if there's anything left over, we'll be able to add a couple of new features to UNOMi Voiceover, which will allow UNOMi Voiceover to do batch renders. Was there another question?

Brett: No, I think that addresses it. I guess there was a question about just burn rate overall [crosstalk 00:32:18]…

Obi: Oh, burn rate. Yeah. Burn rate overall is estimated between $5 to $10K a month. Yeah. It all depends on what we... I'm not taking any money. I actually just put money in. You're not paying my salary or anything like that. It's really just R&D and development.

Brett: Yeah. I think it's helpful to note, based on your last comment, that the funds that are going towards the motion capture, that is, it seems like, at least to me, and correct me if I'm wrong, that is a big piece of the overall product suite. Right?

Obi: Exactly. Yeah. It's the crown jewel.

Brett: It's higher-priced. There seems to be a pretty big demand for that so far. I think that, again, you still have to be able to sell it and there's a lot of still unknowns, but I think that should help, assuming that the market does purchase, that should help with the burn rate.

Obi: Exactly.

Brett: Yeah. Okay. A couple more here. We did have a question about revenue projections. I have to step in and address that and just say that because of the regulations around crowdfunding raises, we're not able to make any comments on revenue projections. Obviously Obi shared quite a bit about the conversations that he's in with various folks, whether it's bigger studios or YouTube creators. We just can't get into any firm numbers. There's no guarantees. I'm going to push that question to the side.

              We have already talked about competition. Let me see here. I guess one thing I wanted you to touch on a little bit, is you did go through the Backstage Capital... I believe that was an accelerator, correct?

Obi: Yeah. That was [an] accelerator.

Brett: Yeah. Would you mind just sharing a quick bit on that experience, what you learned there, and an overall, the help that they've been able to provide?

Obi: Yeah. They were phenomenal. Definitely, with the coming through with investment capital, but they definitely helped me extensively on optimizing the pitch deck, really homing in on the overall market strategy and go to market strategy. I'm just trying to think what else we went through. We went through quite a bit, and I think learning about other entrepreneurs' journeys has helped me in how I strategize the growth of my company, and then through them I also found Arama, my lead engineer, so that was phenomenal. I think that was probably the best thing that came out of going through Backstage Capital is... I think she was literally at the opening party, and then we connected and we had mutual friends, and through that, I met her and then we helped scale the company up from there.

Brett: That's great. I know, for us, when we looked at working with you, it was a big highlight, big selling point to us. I'm glad you had a chance to touch on that, so that's going to pretty much do it for us. The last couple of questions, I'll just mention, that did come up, but that we're not going to be able to address here, is exit strategy and then some questions around the terms. I guess someone had asked a question... This may have been in the discussion forum on the campaign page about share distribution for the first $25K versus investment.

              Now, all of those terms, as well as, I think, the perks, which is what I believe she is referring to, are all them listed on the campaign page. You'll have to go there to refer to the actual terms and exit strategy. Again, it's a forward-looking statement There's a lot of other information that you can find on the campaign page. It sounds like there's still some uncertainty around these terms. I apologize, but I'm just not going to be able to discuss them over the webinar today. You're going to have to go to the discussion forum and get them addressed there.

              As I mentioned before, if you go to that campaign page for UNOMi, there's a place at the bottom of the page that you can ask questions and we will do our best to get those addressed.

Then lastly, of course, if you'd like to participate in this offering, there is an Invest button up at the top of the page. It's bright orange. You can click there and then walk through the steps of the process.

Lastly, the deck that that Obi went through today is also on the very top of the UNOMi page on the MicroVentures website, so you can go through the slides there as well.

That's going to pretty much do it for us today. Obi, is there any last, final thoughts you want to leave folks with? Anywhere else you'd like to point them?

Obi: No. I mean, look, I thank everybody for coming through. I thank all the investors that have faith and have definitely invested so far. I love it. It's great. We will do great things in 2020, for sure.

Brett: Great. Well, I appreciate the time today, Obi. It was really, I think, helpful and enlightening to share the information that you did. Thanks to everyone who tuned in to this live to ask questions and listen in, and thank you to anybody who will be listening to this recording. We are recording this webinar. It will be going up on the MicroVentures site probably within a week or so. For those folks who are listening to it after the fact, as I mentioned several times, if you have questions, you can have them addressed in the discussion forum on that campaign page.

Thanks again to everyone. I appreciate everyone taking the time out of their day, and I hope everyone has a great rest of the day and rest of the week.

Obi: Thank you.

Brett: Thank you.